    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 22, 1995
                                                      REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                              POSSIS MEDICAL, INC.
             (Exact name of registrant as specified in its charter)

                   MINNESOTA                             41-0783184
(State or other jurisdiction of incorporation   (I.R.S. Employer Identification
               or organization)                             Number)

                            2905 NORTHWEST BOULEVARD
                       MINNEAPOLIS, MINNESOTA 55441-2644
                                  612/550-1010
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)
                           --------------------------

                            IRVING R. COLACCI, ESQ.
VICE PRESIDENT, LEGAL AFFAIRS AND HUMAN RESOURCES, GENERAL COUNSEL AND SECRETARY
                            2905 NORTHWEST BOULEVARD
                       MINNEAPOLIS, MINNESOTA 55441-2644
                                  612/550-1010
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                   COPIES TO:

   David J. Lubben, Esq.                        D. William Kaufman, Esq.
    Amy E. Lange, Esq.                  Popham, Haik, Schnobrich & Kaufman, Ltd.
 Dorsey & Whitney P.L.L.P.                       222 South Ninth Street
 220 South Sixth Street                          Minneapolis, MN 55402
 Minneapolis, MN 55402                              612/334-2644
     612/340-2904

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.
                           --------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                                PROPOSED MAXIMUM  PROPOSED MAXIMUM
         TITLE OF EACH CLASS OF               AMOUNT TO BE       OFFERING PRICE      AGGREGATE         AMOUNT OF
       SECURITIES TO BE REGISTERED           REGISTERED (1)       PER UNIT (2)     OFFERING PRICE   REGISTRATION FEE
Common Stock
 $.40 par value..........................   2,196,500 shares        $13.375         $29,378,187         $10,131

(1) Includes 286,500 shares that may be purchased by the Underwriters solely to cover over-allotments, if any.
(2) Calculated pursuant to Rule 457(c) based upon the last sale price as reported by The Nasdaq National Market on August 15, 1995.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED            , 1995

                                1,910,000 SHARES

                                    [LOGO;]

                                  COMMON STOCK

    Of the 1,910,000 shares of Common Stock offered hereby, 1,750,000 shares are being sold by the Company and 160,000 shares are being sold by the Selling Shareholder. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Shareholder. The Company's Common Stock is traded on The Nasdaq National Market under the symbol "POSS." On August 17, 1995, the closing sale price of the Common Stock, as reported by Nasdaq, was $13.75 per share. See "Price Range of Common Stock."

                            ------------------------

          THE COMMON STOCK OFFERED HERE BY INVOLVES A HIGH DEGREE OF RISK.
                   SEE "RISK FACTORS" BEGINNING ON PAGE FIVE.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR  ANY STATE SECURITIES  COMMISSION NOR HAS  THE
       SECURITIES  AND EXCHANGE  COMMISSION OR  ANY STATE SECURITIES
            COMMISSION PASSED UPON THE  ACCURACY OR ADEQUACY  OF
                THIS  PROSPECTUS. ANY REPRESENTATION TO THE
                           CONTRARY IS A CRIMINAL OFFENSE.

                                            UNDERWRITING                       PROCEEDS TO
                                            DISCOUNTS AND     PROCEEDS TO        SELLING
                          PRICE TO PUBLIC  COMMISSIONS (1)    COMPANY (2)     SHAREHOLDERS
Per Share...............         $                $                $                $
Total (3)...............         $                $                $                $

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting offering expenses payable by the Company, estimated at $210,000.

(3) The Company has granted the Underwriters a 30-day option to purchase an aggregate up to 286,500 additional shares to cover over-allotments, if any. It this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company ans Proceeds to Selling
    Shareholders  will be $           , $          , $         and  $          ,
    respectively. See "Underwriting."

                            ------------------------

    The shares of Common Stock are offered by the Underwriters subject to prior sale when, as and if delivered to and accepted by them, and are subject to the right of the Underwriters to withdraw, cancel, or modify such offer and to reject orders in whole or in part. It is expected that delivery of shares of
Common Stock will be made on or about             , 1995, in Minneapolis,
Minnesota.

                           DAIN BOSWORTH INCORPORATED

                   JOHN G. KINNARD AND COMPANY, INCORPORATED

               The date of this Prospectus is             , 1995

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information can be inspected and copied, at prescribed rates, at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission:
New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048 and Chicago Regional Office, 500 West Madison, Suite 1400, Chicago, Illinois 60661.

    The Company has filed with the Commission a Registration Statement under the Securities Act of 1933 (the "Securities Act") with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information contained in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof, copies of which can be inspected at, or obtained at prescribed rates from, the Public Reference Section of the Commission at the address set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated herein by reference:

    (i) Annual Report on Form 10-K for the fiscal year ended July 31, 1994 (as amended by Report on Form 10-K/A1);

    (ii) Quarterly Reports on Form 10-Q for the quarters ended October 31, 1994, January 31, 1995 (as amended by Reports on Form 10-Q/A1 and 10-Q/A2) and April 30, 1995;

   (iii) Report on Form 8-K dated December 6, 1994; and

   (iv) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, and any amendment or report filed for the purpose of updating such descriptions.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference in this Prospectus (not including certain exhibits to such documents). Written requests for such copies should be directed to Russel E. Carlson, Possis Medical, Inc., 2905 Northwest Boulevard, Minneapolis, Minnesota 55441-2644; telephone number: (612) 550-1010.
                            ------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                          [POSSIS MEDICAL, INC. LOGO]
             PROVIDING INNOVATIVE CARDIOVASCULAR TREATMENT OPTIONS

The AngioJet, Perma-Flow and Perma-Seal have not been approved by the FDA for marketing in the United States. There can be no assurance that any of the products will ever receive such approval or achieve commercial acceptance.

POSSIS GRAFTS -- PERMA-FLOW-REGISTERED TRADEMARK- AND
PERMA-SEAL-REGISTERED TRADEMARK-

POSSIS GRAFTS ARE SYNTHETIC VESSELS WHICH CAN BE USED BY SURGEONS TO BYPASS BLOCKED CORONARY ARTERIES AND TO PROVIDE A POINT OF VASCULAR ACCESS IN KIDNEY DIALYSIS PATIENTS.

THE PERMA-FLOW CORONARY BYPASS GRAFT

[The image material here shows an artistic depiction of a human heart with a Perma-Flow Coronary Bypass Graft sutured to the vena cava and the aorta.]

       Perma-Flow is a synthetic coronary graft using a unique fluid dynamic approach to enhance its ability to stay open and provide blood flow to bypassed coronary arteries. Worldwide, an estimated 500,000 people require a coronary bypass each year. Perma-Flow is intended to increase graft options for these patients and reduce the need to use a blood vessel surgically removed from their own body.

[The image material here shows a close-up photograph of a Perma-Flow Coronary Bypass Graft.]

THE PERMA-SEAL DIALYSIS ACCESS GRAFT

[The image material here shows a close-up photograph of a Perma-Seal Dialysis Access Graft.]

       The Perma-Seal self-sealing design is intended to help stop bleeding following needle removal, to help prevent formation of blood clots at needle entry sites (which can lead to graft failure), and to enhance the possibility for early graft usage following implant.

[The image material here shows a photographic comparison of a conventional ePTFE conduit (at top of photograph) and a Perma-Seal Dialysis Access Graft (at bottom of photograph) following insertion of a needle.]

       At right is a photographic comparison of a conventional ePTFE conduit and Perma-Seal graft following insertion of a 16 gauge hemodialysis needle. Note the absence of a visible opening in the Perma-Seal graft following removal of the needle.

POSSIS ANGIOJET-TM- RAPID THROMBECTOMY SYSTEM

The AngioJet Rapid Thrombectomy System is a non-surgical system designed for safe, rapid and effective removal of blood clots from peripheral arteries and grafts, coronary arteries and grafts, and veins.

[The image material here shows a photograph of a laboratory technician standing next to an AngioJet System, with a close-up photographic inset of an AngioJet catheter.]

       The AngioJet System consists of a reusable drive unit, a disposable catheter and a disposable pump/bag assembly. Pressurized streams of sterile saline gently wash blood clot from the blood vessel's wall, break it up into small particles, and direct these particles toward the catheter's tip. Inwardly directed saline jets draw the particles into the tip where they are further broken down and propelled through the catheter and out of the body.

THE ANGIOJET THROMBECTOMY SYSTEM

[The image material here shows an artistic depiction of an AngioJet catheter tracking over a guidewire to treat a blood vessel blocked by thrombus.]

       The illustration above shows the AngioJet catheter tracking over a guidewire to treat a blood vessel blocked by thrombus.

     PERMA-FLOW-REGISTERED TRADEMARK-, PERMA-SEAL-REGISTERED TRADEMARK- AND
                  ANGIOJET-TM- ARE TRADEMARKS OF THE COMPANY.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. SEE "GLOSSARY" ON THE INSIDE BACK COVER FOR DEFINITIONS OF CERTAIN TERMS USED HEREIN.
                                  THE COMPANY

    Possis Medical, Inc. ("Possis" or the "Company") develops, manufactures, and markets innovative medical products that assist surgeons and interventionalists in treating cardiovascular or vascular diseases or conditions requiring vascular intervention. Currently, the Company's products, the AngioJet Rapid Thrombectomy System, Perma-Flow Coronary Bypass Graft and Perma-Seal Dialysis Access Graft, are in clinical trials in the United States and in early stages of commercialization in Europe, Japan and Canada.

    The Company's AngioJet System utilizes a disposable catheter that delivers pressurized saline jets to remove blood clots in a rapid and minimally invasive manner. The development of blood clots in various segments of the vascular system is common and is one of the leading causes of morbidity and death. Possis believes that its AngioJet System represents a new approach to the removal of blood clots from arteries, veins, and grafts and offers certain potential advantages over the current primary methods of treatment, thrombolytic drugs and mechanical devices. A Phase I clinical trial involving the use of the AngioJet System for removing blood clots from peripheral arteries and vascular grafts was completed in March 1994. In July 1994, the United States Food and Drug Administration ("FDA") approved commencement of a Phase II clinical trial. The Company plans to file a 510(k) application for use of the AngioJet System in peripheral arteries and vascular grafts in early 1996. The Company has commenced clinical trials and anticipates filing a premarket approval ( PMA ) application in early 1997 relating to the use of the AngioJet System for removing blood clots from coronary arteries and coronary bypass grafts.

    The Perma-Flow Graft is a synthetic graft that acts as a substitute for native blood vessels used in coronary artery bypass surgery, which is performed to treat the impairment of blood flow to portions of the heart. The Perma-Flow Graft is intended initially to provide an alternative to patients with insufficient or inadequate native vessels for use in bypass surgery. The Company believes that the Perma-Flow Graft may ultimately be used as a substitute for native saphenous veins, thus avoiding the trauma and expense associated with the surgical harvesting of the native vein. The Perma-Flow Graft is currently in Phase II clinical trials in the United States, and the Company plans to file a PMA application with the FDA in early 1997.

    The Perma-Seal Graft is a synthetic conduit used as a point of vascular access in kidney dialysis patients. Possis believes that its Perma-Seal Graft may offer advantages over currently used synthetic grafts because of its self-sealing characteristic. The Company believes that this characteristic will be effective in sealing puncture sites in the grafts with minimal compression time and bleeding as compared with other currently available graft products and, as a result, will reduce dialysis procedure time per patient. In addition, because of its ability to seal a needle puncture without depending on tissue ingrowth, the Perma-Seal Graft may provide an option for patients who require dialysis immediately after implant. The Perma-Seal Graft is currently in clinical trials in the United States. The Company filed a 510(k) application for marketing authorization with the FDA in August 1994 and expects to respond to a request for additional information from the FDA in August 1995.

    The Company's strategy is to become a leading supplier of innovative medical products for the treatment of cardiovascular or vascular diseases or conditions. The Company will pursue its strategy by seeking to establish the safety and efficacy of its products, developing relationships with leading clinicians, establishing world-class manufacturing processes and by rapidly commercializing its products. In addition, Possis intends to expand its product portfolio by applying its existing product technology to additional cardiovascular or vascular treatment needs, by developing new product technology and, in some cases, by using existing product technology in non-vascular applications.

    The Company's executive offices are located at 2905 Northwest Boulevard, Minneapolis, Minnesota 55441-2644. Its telephone number is (612) 550-1010.

                              RECENT DEVELOPMENTS

    The Company entered into a distribution agreement with Bard Vascular Systems Division, C.R. Bard, Inc. ("Bard") in December 1994, which grants Bard exclusive worldwide sales and marketing rights to the Company's Perma-Seal Graft. The Company will manufacture Bard's requirements and sell the Perma-Seal Graft to Bard. In addition, Bard has agreed to make additional payments to the Company upon the achievement of certain milestones. The Company has already received a total of $750,000 from Bard under the agreement, and will receive up to an additional $2,000,000 if the Company achieves certain additional milestones.

                                  THE OFFERING

Common Stock offered by the Company..........  1,750,000 shares
Common Stock offered by the Selling
 Shareholders................................  160,000 shares
Common Stock outstanding after the
 offering....................................  11,720,781 shares(1)
Use of proceeds..............................  To fund clinical trials, to increase manufacturing capacity, to expand marketing and
                                               sales activities, to develop new products and for
                                               working capital and general corporate
                                               purposes.
Nasdaq National Market symbol................  POSS

- ------------------------
(1) Does not include 863,752 shares issuable upon exercise of outstanding options and warrants at a weighted average exercise price of $5.53 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                               NINE MONTHS ENDED
                                                               FISCAL YEAR ENDED JULY 31,          APRIL 30,
                                                             -------------------------------  --------------------
                                                               1992       1993       1994       1994       1995
                                                             ---------  ---------  ---------  ---------  ---------
STATEMENTS OF OPERATIONS DATA:
  Revenues from continuing operations......................  $   7,160  $   8,435  $   6,400  $   5,200  $   3,459
  Gains on asset sales.....................................     --         --          1,606      1,606     --
                                                             ---------  ---------  ---------  ---------  ---------
      Total revenues.......................................      7,160      8,435      8,006      6,806      3,459
  Cost of sales and other expenses.........................      6,689      8,616      9,252      7,381      6,400
                                                             ---------  ---------  ---------  ---------  ---------
  Income (loss) from continuing operations.................        471       (181)    (1,246)      (575)    (2,941)
  Income (loss) from discontinued operations...............        153     (1,331)       523        274        316
                                                             ---------  ---------  ---------  ---------  ---------
  Net income (loss)........................................  $     624  $  (1,512) $    (723) $    (301) $  (2,625)
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
  Net income (loss) per share:
    Continuing operations..................................  $     .06  $    (.02) $    (.15) $    (.07) $    (.30)
    Discontinued operations................................        .02       (.16)       .06        .03        .03
                                                             ---------  ---------  ---------  ---------  ---------
    Net....................................................  $     .08  $    (.18) $    (.09) $    (.04) $    (.27)
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
  Weighted average number of shares
   outstanding.............................................      8,238      8,361      8,436      8,429      9,649

                                                                                             APRIL 30, 1995
                                                                                        -------------------------
                                                                                         ACTUAL    AS ADJUSTED(1)
                                                                                        ---------  --------------
BALANCE SHEET DATA:
  Cash, cash equivalents and marketable securities....................................  $   7,502    $   29,911
  Working capital.....................................................................      8,804        31,213
  Total assets........................................................................     12,305        34,713
  Long-term debt, excluding current maturities........................................        114           114
  Shareholders' equity................................................................     10,561        32,970

- ------------------------
(1) As adjusted to give effect to the sale of the 1,750,000 shares offered by the Company at an estimated offering price of $13.75 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

    THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. IN EVALUATING THE COMPANY AND ITS BUSINESS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS.

SUBSTANTIAL ANTICIPATED FUTURE LOSSES

    Possis is engaged primarily in conducting clinical trials and in developing distribution and manufacturing capabilities for its products. Possis has generated limited revenues to date from the sale of its products outside the United States and expects to incur substantial net operating losses at least until it achieves significant sales outside the United States and receives FDA approval to market its products in the United States. Sales of the Company's products in the United States cannot begin until the products have received FDA approval, which may not occur for several years, if ever. There is no assurance that any of the Company's products will receive the necessary FDA marketing approvals or that the Company will generate substantial revenues or achieve profitability in future years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LACK OF FDA APPROVAL FOR PRODUCTS

    The Possis AngioJet System, Perma-Flow Graft and Perma-Seal Graft have not been approved for marketing by the FDA, and the Company will be unable to commercialize these products in the United States unless approvals are obtained, which may not occur for several years, if ever. The process of obtaining FDA approval is lengthy and will require continued expenditure of substantial resources. The Company's products are currently in clinical trials in the United States. There is no assurance that the results of these trials will support the filing of an application for marketing authorization. Possis filed a 510(k) application to market the Perma-Seal Graft in August 1994 and plans to file a 510(k) application to market the AngioJet System for peripheral applications in early 1996 and to file PMA applications to market the AngioJet System for coronary applications and the Perma-Flow Graft in early 1997. The timing of the FDA approval process is unpredictable, and there can be no assurance that any of the Company's applications other than the Perma-Seal Graft will be accepted for review or that the Company will ultimately receive FDA approval for marketing any of its products. Failure to receive necessary regulatory approvals or clearances would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Potential Negative Impact of Changes in or Failure to Comply with Government Regulations" and "Business -- Government Regulation."

UNCERTAINTY OF MARKET ACCEPTANCE

    The commercial success of the Possis AngioJet System, Perma-Flow Graft and Perma-Seal Graft will require acceptance by cardiovascular and vascular surgeons and interventionalists. Such acceptance will depend on clinical results and the conclusion by these professionals that the products are safe, cost-effective methods of treatment. There can be no assurance that the Company's products will provide benefits considered adequate by providers of cardiovascular and vascular treatments or that a sufficient number of such providers will use the Company's products for commercial success to be achieved. Because the Company's products are based on innovative technologies and, in some cases, represent new methods of treatment, there may be greater reluctance to accept these products than would occur with products utilizing established technologies or methods of treatment. In addition, Possis has a relatively small marketing staff and limited experience in marketing its products. Further, acceptance of the Perma-Seal Graft is substantially dependent upon Bard's success in marketing the product. Failure of any of the Company's products to achieve market acceptance could have a material adverse effect on the Company's business, financial condition and results of operations. See "Recent Developments" and "Business -- Marketing and Sales."

LACK OF SUFFICIENT CLINICAL DATA TO ESTABLISH SAFETY AND EFFICACY OF PRODUCTS

    The Company's products are in clinical trials in the United States, and as of August 1, 1995, 51 patients have been treated using the AngioJet System in peripheral arteries, five patients have been treated using the AngioJet System in coronary arteries, 30 patients have been implanted with the Perma-Flow Graft, and 66 patients have received Perma-Seal Grafts. A limited number of procedures have also been performed outside the United States. With the exception of one patient, all enrollment in these clinical trials has occurred since June 1993. Accordingly, Possis has compiled limited long-term data regarding the safety and efficacy of the use of its products to treat humans. There can be no assurance that the efficacy of the treatments provided by the Company's products will not decline over time or that the long-term use of its products will not produce adverse side effects to patients. In order to obtain sufficient clinical data, Possis must generate patient enrollment and demonstrate the health and safety advantages, cost-effectiveness and performance features of its products to the cardiovascular and vascular surgeons and interventionalists who treat such patients. The Company believes that any adverse data occurring in the early stages of any of its ongoing clinical trials could adversely affect patient enrollment in such trials. Enrollment in clinical trials is also limited by the frequency with which eligible patients are present at the investigation sites, a factor not within the Company's control. Slow patient enrollment or adverse data could result in delays in obtaining sufficient data to prove the efficacy and safety of the Company's products, which could have a material adverse effect on the Company's business, financial condition, and results of operations.

UNCERTAINTY THAT COMPANY'S PRODUCTS WILL RESPOND TO TECHNOLOGICAL CHANGES OR COMPETITION

    The medical products market is characterized by rapidly evolving technology and intense competition. The Company's future success will depend on its ability to keep pace with advancing technology and competitive innovations. Many potential competitors have significantly greater research and development capabilities, experience in obtaining regulatory approvals and marketing, and financial and managerial resources than the Company. In some cases, these competitors have large existing market shares. Many of the Company's potential competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products, some of which may have an entirely different approach or means of accomplishing the desired therapeutic effect than products being developed by the Company. No assurance can be given that the Company or its products will be able to compete successfully.

DEPENDENCE ON PATENTS, PATENT APPLICATIONS, LICENSES AND PROPRIETARY RIGHTS

    The Company's success depends and will continue to depend in part on its ability to maintain patent protection for products and processes, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. The validity and breadth of claims covered in medical technology patents involve complex legal and factual questions and, therefore, may be highly uncertain. No assurance can be given that the Company's pending applications will result in patents being issued, or, if issued, that such patents or the Company's current patents will provide a competitive advantage, or that competitors of the Company will not design around any patents issued to the Company. Possis is aware of one pending foreign patent application relating to a water jet system for removing blood clots. Although the application was filed after the AngioJet System patent application, no assurance can be given that such third party will not receive a patent. Further, there can be no assurance that the Company's non-disclosure agreements and other safeguards will protect its proprietary information and know-how or provide adequate remedies for the Company in the event of unauthorized use or disclosure of such information, or that others will not be able independently to develop such information. There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. Litigation, which could result in substantial cost to and diversion of effort by the Company, may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company, to defend the Company against claimed infringement of the rights of others or to determine the ownership, scope or validity of the proprietary rights of the Company and others. An adverse determination in any such litigation could subject the Company to significant liabilities to third parties, could require the Company to seek licenses from third parties and could prevent the Company from manufacturing, selling or using its products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Patents, Patent Applications, Licenses and Proprietary Rights."

POTENTIAL NEGATIVE IMPACT OF CHANGES IN OR FAILURE TO COMPLY WITH GOVERNMENT REGULATIONS

    The Company's research, preclinical development, clinical trials, manufacturing, marketing and distribution of its products in the United States and other countries are subject to extensive regulation by numerous governmental authorities including, but not limited to, the FDA. The FDA administers the Federal Food, Drug and Cosmetic Act (the "FDC Act"). Under the FDC Act, medical devices must receive FDA clearance through the Section 510(k) notification process or approval through the more lengthy PMA process before they can be sold in the United States. The process of obtaining FDA and other required regulatory approvals is lengthy and has required and will continue to require the expenditure of substantial resources, and there can be no assurance that Possis will be able to obtain the necessary approvals. Additionally, products that have received regulatory approval for one clinical application must go through the regulatory process if marketing clearance or approval for a different application of the product is sought. Moreover, if marketing approvals are obtained, the marketing, distribution and manufacture of the Company's products would remain subject to extensive regulatory requirements administered by the FDA and other regulatory bodies. While the Company has previously passed FDA inspections for compliance with Good Manufacturing Practices ("GMP") relating to the manufacture of pacemaker leads, it may be required to pass future GMP inspections relating to the manufacture of its current products. Such inspections are conducted approximately every two years after approval is obtained; in special cases, passing an inspection is a condition of approval. Failure to comply with these regulatory requirements could, among other things, result in fines, suspensions or withdrawals of regulatory approvals, product recalls, operating restrictions and criminal prosecution. Further, changes in existing regulations or adoption of new regulations or policies could prevent Possis from obtaining, or affect the timing of, future regulatory approvals or clearances. There can be no assurance that the Company will be able to obtain necessary regulatory approvals or clearances on a timely basis or at all, and delays in receipt of or failure to receive such approvals or clearances, or failure to comply with existing or future regulatory requirements, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

    In addition, certain substances used in the manufacture of the Company's products are or may be subject to environmental regulations which govern the use of potentially hazardous materials. These regulations may prohibit the Company from using certain substances in the manufacture of its products in the manner in which they are currently used or at all. One of the substances currently used in the manufacture of the Perma-Flow Graft has been removed from the market as a result of these regulations. There can be no assurance that the Company will be able to identify and obtain supplies of replacement substances or develop alternative manufacturing processes that do not use substances in violation of these regulations when necessary.

COMPLIANCE WITH FOREIGN REGULATORY REQUIREMENTS

    As an important part of its strategy, Possis intends to pursue commercialization of its products in international markets. The Company's products are subject to regulations that vary from country to country. The process of obtaining foreign regulatory approvals in certain countries can be lengthy and require the expenditure of substantial resources. There can be no assurance that the Company will be able to obtain necessary regulatory approvals or clearances on a timely basis or at all, and delays in receipt of or failure to receive such approvals or clearances, or failure to comply with existing or future regulatory requirements, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business
- -- Government Regulation."

UNCERTAINTY OF HEALTH CARE REFORM

    The levels of revenue and profitability of medical device companies may be affected by the continuing efforts of government and third party payors to contain or reduce the costs of health care through various means. In the United States there have been, and the Company expects that there will continue to be, a number of federal and state proposals to control health care costs. These proposals contain measures intended to control public and private spending on health care as well as to provide universal public access to the health care system. If enacted, these proposals may result in a substantial restructuring of the health care delivery system. Significant changes in the nation's health care system are likely to have a substantial impact over time on the manner in which the Company conducts its business and could have a material adverse effect on the Company's business, financial condition and results of operations.

LIMITATIONS ON THIRD-PARTY REIMBURSEMENT

    The extent to which reimbursement for the cost of medical products will be available from government health administration authorities, private health coverage insurers and other organizations will affect the Company's ability successfully to commercialize (assuming regulatory approvals are obtained) its products. Significant uncertainty exists as to the pricing, availability of distribution channels and reimbursement status of new medical products, and there can be no assurance that adequate third party coverage will be available for the Company to maintain price levels for its products sufficient to realize an appropriate return on its investment in product development. In certain foreign markets, pricing or profitability of health care products is subject to government control.

DEPENDENCE ON SINGLE SOURCE SUPPLIERS

    Possis depends on single source suppliers for certain of the raw materials used in the manufacture of its products. In the event the Company must obtain alternative sources for key raw materials, there can be no assurance that such materials will be available for purchase from alternative suppliers, that alternative suppliers will agree to supply the Company, or that the Company's use of such suppliers would be approved by the FDA. The Company has been notified by its suppliers for polytetraflouroethylene ("PTFE") and for polyester fiber that they will no longer supply those products. Although the Company purchased a supply of these materials that it believes will be adequate for several years and is taking steps to secure new suppliers, there can be no assurance that new sources of supply will be available when necessary. Any interruption in supply of raw materials could have a material adverse effect on the Company's ability to manufacture its products until a new source of supply is located and, therefore, could have a material adverse effect on its business, financial condition and results of operations. See "Business -- Manufacturing."

LIMITED MANUFACTURING EXPERIENCE FOR PRODUCTS

    For the Company to be financially successful, it must manufacture its products in accordance with regulatory requirements, in commercial quantities, at appropriate quality levels and at acceptable costs. Possis has not yet been required to produce its AngioJet System, Perma-Flow Graft or Perma-Seal Graft in large quantities at competitive costs, and there can be no assurance that it will be able to do so. If these products receive FDA marketing approval, there can be no assurance that the Company will be successful in making the transition to commercial production of these products.

DEPENDENCE ON KEY PERSONNEL

    The Company is highly dependent on a limited number of key management and technical personnel, particularly its President and Chief Executive Officer, Robert G. Dutcher. The Company's future success will depend, in part, on its ability to attract and retain highly qualified personnel. Possis competes for such personnel with other companies, academic institutions, government entities and other organizations. There can be no assurance that the Company will be successful in hiring or retaining qualified personnel. The loss of key personnel, or inability to hire or retain qualified personnel, could have an adverse effect on the Company's business, financial condition and results of operations. See "Management."

PRODUCT LIABILITY RISK; LIMITED INSURANCE COVERAGE

    The Company faces an inherent business risk of exposure to product liability claims in the event that the use of its products is alleged to have resulted in adverse effects to a patient. Possis maintains a general liability insurance policy that includes coverage for product liability claims. There can be no assurance that liability claims will not be excluded from such policy, will not exceed the coverage limits of such policy or that such insurance will continue to be available on commercially reasonable terms or at all. Consequently, a product liability claim or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on the Company's business, financial condition and results of operations.

ANTITAKEOVER CONSIDERATIONS

    As a Minnesota corporation, the Company is subject to certain antitakeover provisions of the Minnesota Business Corporation Act. These provisions could have the effect of discouraging potential takeover attempts and of delaying, deferring, or preventing a change in control of the Company or making removal of management more difficult. See "Description of Common Stock -- Certain Provisions of Minnesota Business Corporation Act."

VOLATILITY OF STOCK PRICE

    The market price of the Common Stock has in the past been subject to significant fluctuations. See "Price Range of Common Stock." In the future, the market price of the Common Stock may be significantly affected by factors such as the announcement of new products or technological innovations by the Company or its competitors, publicity regarding actual or potential medical results relating to the Company's products, regulatory developments affecting health care in both the United States and foreign countries, acquisitions in the industry, disputes concerning patents or proprietary rights or economic and other external factors.

DILUTION

    Investors in this offering will incur substantial dilution in net tangible book value per share from the public offering price. See "Dilution."

ABSENCE OF DIVIDENDS

    No dividends are currently paid on the Common Stock, and the Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

                              RECENT DEVELOPMENTS

    In December 1994, the Company entered into a distribution agreement with Bard which grants Bard exclusive worldwide sales and marketing rights to the Company's Perma-Seal Graft. The Company will manufacture Bard's requirements and sell the Perma-Seal Graft to Bard. In addition, Bard has agreed to purchase certain minimum quantities and to make additional payments to the Company upon the achievement of certain milestones. The Company has already received a total of $750,000 from Bard under the agreement, and will receive up to an additional $2,000,000 if the Company achieves certain additional milestones.

                                USE OF PROCEEDS

    The net proceeds received by the Company from the sale of the Common Stock offered hereby, after deducting the estimated underwriting discounts and offering expenses, are estimated to be approximately $22,408,750 ($26,111,762 if the Underwriters' over-allotment option is exercised in full) assuming an offering price of $13.75 per share. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders.

    Possis anticipates that it will use approximately $3,500,000 of the net proceeds of this offering to fund clinical trials and related activities in support of United States regulatory approvals for its products, approximately $5,000,000 to increase the Company's manufacturing capacity, primarily to cover excess production expenses associated with the start-up of new production lines, approximately $4,000,000 to expand marketing and sales activities, including the development of a United States sales force for the AngioJet System, and approximately $2,500,000 to fund the development of new products. The Company will use the balance of the net proceeds for working capital and general corporate purposes. The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including progress of the Company's clinical trials and actions relating to regulatory matters, and the costs and timing of expansion of marketing, sales and manufacturing activities. Pending such uses, the net proceeds of this offering will be invested in interest-bearing, investment-grade securities.

                                    DILUTION

    As of April 30, 1995, the net tangible book value of the Company was approximately $10,057,000, or $1.01 per share. "Net tangible book value" represents the tangible assets of the Company less total liabilities. After giving effect to the sale of the 1,750,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $13.75, and the application of the estimated net proceeds therefrom, the net tangible book value of the Company as of April 30, 1995 would have been approximately $32,466,000, or $2.77 per share. This amount represents an immediate increase in net tangible book value of $1.76 per share to the existing holders of Common Stock and an immediate dilution of $10.98 per share to new investors. "Dilution" is determined by subtracting net tangible book value per share after the offering from the price to the public set forth on the cover page of this Prospectus, as illustrated by the following table:

Assumed public offering price per share.....................             $   13.75
Net tangible book value per share as of April 30, 1995......  $    1.01
Increase per share attributable to this offering............       1.76
                                                              ---------
Pro forma net tangible book value per share after this
 offering...................................................                  2.77
                                                                         ---------
Dilution per share to new investors.........................             $   10.98
                                                                         ---------
                                                                         ---------

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is traded on The Nasdaq National Market under the symbol "POSS." The following table sets forth, for the periods indicated, the high and low closing sale prices for the Common Stock as reported by Nasdaq.

                                                                               HIGH        LOW
                                                                             ---------  ---------
FISCAL 1993:
First quarter ended October 31, 1992.......................................  $    8.88  $    6.63
Second quarter ended January 31, 1993......................................      11.63       7.25
Third quarter ended April 30, 1993.........................................       9.75       6.75
Fourth quarter ended July 31, 1993.........................................      11.75       7.25

FISCAL 1994:
First quarter ended October 31, 1993.......................................  $   12.00  $    8.75
Second quarter ended January 31, 1994......................................      10.25       7.38
Third quarter ended April 30, 1994.........................................       8.75       5.75
Fourth quarter ended July 31, 1994.........................................       7.38       5.75

FISCAL 1995:
First quarter ended October 31, 1994.......................................  $    6.75  $    5.63
Second quarter ended January 31, 1995......................................       8.25       5.50
Third quarter ended April 30, 1995.........................................       9.25       6.38
Fourth quarter ended July 31, 1995.........................................      14.88       9.13

    On August 17, 1995, the last sale price of the Common Stock as reported by Nasdaq was $13.75 per share. As of August 7, 1995, there were 1,871 shareholders of record of the Common Stock.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of April 30, 1995, and as adjusted to give effect to the sale by the Company of the 1,750,000 shares of Common Stock offered hereby at an assumed price of $13.75 per share and the application of the estimated net proceeds therefrom.

                                                                                               APRIL 30, 1995
                                                                                           ----------------------
                                                                                            ACTUAL    AS ADJUSTED
                                                                                           ---------  -----------
                                                                                               (IN THOUSANDS)
Long-term debt, excluding current maturities.............................................  $     114   $     114
                                                                                           ---------  -----------
Shareholders' equity:
  Common Stock, $.40 par value; 20,000,000 shares authorized; 9,936,811 shares issued and
   outstanding, 11,686,811 shares issued and outstanding as adjusted (1).................      3,975       4,675
Additional paid-in capital...............................................................     14,034      35,743
Unearned compensation....................................................................        (63)        (63)
Retained deficit.........................................................................     (7,385)     (7,385)
                                                                                           ---------  -----------
    Total shareholders' equity...........................................................     10,561      32,970
                                                                                           ---------  -----------
    Total capitalization.................................................................  $  10,675   $  33,084
                                                                                           ---------  -----------
                                                                                           ---------  -----------

- ------------------------
(1) Does not include 863,752 shares issuable upon exercise of outstanding options and warrants at a weighted average exercise price of $5.53 per share.

                                DIVIDEND POLICY

    The company has not paid cash dividends on its common stock since 1983. The company currently intends to retain all earnings for use in its business and does not anticipate paying cash dividends in the foreseeable future.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the financial statements and notes thereto included elsewhere in this Prospectus. The statements of operations data set forth below for the years ended July 31, 1992, 1993 and 1994 and the balance sheet data set forth below at July 31, 1993 and 1994 are derived from the financial statements included elsewhere in this Prospectus, which have been audited by Deloitte & Touche LLP. The statements of operations data set forth below for the years ended July 31, 1990 and 1991 and the balance sheet data set forth below at July 31, 1990, 1991 and 1992 are derived from audited financial statements not included herein. The selected financial data as of April 30, 1995 and for the nine months ended April 30, 1994 and 1995 have been derived from unaudited financial statements of the Company, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for such periods. The results of the nine months ended April 30, 1995 are not necessarily indicative of the results to be expected for the entire year. The following financial data reflect the Jet Edge business and the Technical Services division as discontinued operations (see Note 2 of Notes to Consolidated Financial Statements).

                                                                                                           NINE MONTHS ENDED
                                                                FISCAL YEAR ENDED JULY 31,                     APRIL 30,
                                                   -----------------------------------------------------  --------------------
                                                     1990       1991       1992       1993       1994       1994       1995
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues from continuing operations............  $   2,565  $   5,422  $   7,160  $   8,435  $   6,400  $   5,200  $   3,459
  Gains on asset sales...........................     --         --         --         --          1,606      1,606     --
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total revenues...............................      2,565      5,422      7,160      8,435      8,006      6,806      3,459
  Cost of sales and other expenses:
    Cost of medical products.....................        239      1,216      2,167      2,735      3,675      2,957      2,532
    Selling, general and administrative..........      1,218      1,490      1,551      2,125      1,706      1,257      1,541
    Research and development.....................      2,263      1,796      2,836      3,613      3,747      3,060      2,307
    Interest.....................................        177        119        135        143        124        107         20
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total cost of sales and other expenses.....      3,897      4,621      6,689      8,616      9,252      7,381      6,400
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) from continuing operations.......     (1,332)       801        471       (181)    (1,246)      (575)    (2,941)
  Income (loss) from discontinued operations
   including gain (loss) on disposal -- net......      2,016       (434)       153     (1,331)       523        274        316
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss)..............................  $     684  $     367  $     624  $  (1,512) $    (723) $    (301) $  (2,625)
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss) per share:
    Continuing operations........................  $    (.16) $     .10  $     .06  $    (.02) $    (.15) $    (.07) $    (.30)
    Discontinued operations......................        .24       (.06)       .02       (.16)       .06        .03        .03
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Net........................................  $     .08  $     .04  $     .08  $    (.18) $    (.09) $    (.04) $    (.27)
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Weighted average number of shares outstanding..      8,164      8,184      8,238      8,361      8,436      8,429      9,649

                                                                                JULY 31,
                                                          -----------------------------------------------------   APRIL 30,
                                                            1990       1991       1992       1993       1994        1995
                                                          ---------  ---------  ---------  ---------  ---------  -----------
                                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and marketable securities......  $     449  $  --      $     948  $     569  $   1,769   $   7,502
  Working capital.......................................      3,593      4,690      6,103      5,183      4,007       8,804
  Total assets..........................................      8,879     10,222     11,133     11,472      8,882      12,305
  Long-term debt, excluding current maturities..........      1,020      1,250      1,313      1,279         80         114
  Shareholders' equity..................................      5,671      6,124      6,969      5,947      5,684      10,561

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

    The Company was incorporated in 1956 and went public in 1960 as Possis Machine Corporation. Initial operations consisted of design, manufacturing, and sales of industrial equipment and a division that provided temporary technical personnel. The Company's involvement with medical products began in 1976, when it sold its rights to a patented bileaflet mechanical heart valve, which it had obtained from Zinon C. Possis, the founder of the Company, to St. Jude Medical, Inc. for annual royalty payments based on St. Jude's valve sales (the "St. Jude Royalties"). In 1982 a subsidiary was established to focus initially on the development of a synthetic blood vessel used to bypass blocked coronary arteries. In the late 1980's the Company decided to leverage existing management expertise and entered the pacemaker lead business. The strategic role of the pacemaker lead business was to provide cash flow to fund the development of synthetic grafts and thrombectomy systems and to give the Company access to and name recognition within the medical device industry. In 1990 the Company made the decision to focus on medical products and subsequently divested all non-medical operations, beginning with its Technical Services division in September 1991 followed by its industrial equipment subsidiary and related land and buildings in January 1994. See Notes 2 and 12 of Notes to Consolidated Financial Statements. In March 1994 the Company sold its OEM pacemaker leads business because it anticipated that revenues from this business would decline due to a pacemaker lead technology shift. In connection with this sale, the Company received $1.1 million in cash and the right to receive royalty payments over a twelve-month period. See Note 11 of Notes to Consolidated Financial Statements. The sale of the pacemaker leads business has enabled Possis to focus its human and financial resources exclusively on its other products, which are currently in clinical trials in the United States and in early stages of commercialization in Europe, Japan and Canada.

    Over the past three fiscal years, substantially all of the Company's revenues and gross profits have been derived from the sale of pacemaker leads and the St. Jude Royalties. The resulting cash flow together with the approximately $7.2 million of proceeds from the Company's 1994 common stock offering has been used to fund the Company's operations, including research and development related to its products. With the sale of its lead business and the termination of royalty payments from St. Jude in March 1995, Possis does not expect to become profitable unless it achieves significant sales outside the United States and its products receive FDA marketing approval. There can be no assurance that significant sales or marketing approvals will occur.

RESULTS OF OPERATIONS

    NINE MONTHS ENDED APRIL 30, 1995 AND 1994

    Total revenues for the nine month period ended April 30, 1995 are 64% below those reported in the comparable period last year. Medical product sales for the 1994 nine month period included approximately $2,333,000 in pacemaker leads sales, a business sold by the Company in March 1994. Early stage international sales of the Company's products for the nine months ended April 30, 1995 were $218,000, which was 73% above the same 1994 period. The Company expects international sales of its products will build gradually along with physician use and acceptance, and believes sales will grow significantly upon receipt of FDA marketing clearance. There can be no assurance that the Company will be able to obtain FDA marketing clearance on a timely basis or at all. In March 1995 the Company recorded its final revenues from both the sale of its heart valve patents to St. Jude Medical, Inc. and the sale of its pacemaker leads business to Innovex, Inc. In addition, the 1995 third quarter included a $215,000 negative heart valve patent revenue estimate adjustment. Included in 1994 third quarter revenues is a $647,816 gain from the sale of the pacemaker leads business and a $957,573 gain from the sale of Company real estate. Other income shows significant growth in 1995 primarily as a result of interest income generated by the investment of the $7,200,000 net proceeds of the stock offering in September 1994.

    The cost of medical products for the nine month period ended April 30, 1995 include approximately $2,300,000 of production scale-up and start-up expense compared to $1,650,000 incurred in the same period last year. The Company's products incorporate unique technology, production equipment and processes. These expenses are expected to decrease as the volume produced increases and as the Company gains operating experience.

    Selling, general and administrative expense in 1995 increased by $292,000 for the nine month period ended April 30, 1995. The increase is due primarily to additional sales and marketing expenses for personnel, travel, and associated expenses necessary to introduce the Company's products into the international market. Possis anticipates that sales and marketing costs will continue to grow with international sales and the establishment of a direct sales organization in the United States.

    Research and development spending decreased by $753,386 for the nine month period ended April 30, 1995. The decline in expense can be attributed to the discontinuance of pacemaker leads research activity following the sale of the pacemaker leads business. The Company expects research and development expenses to increase from current levels as the pace of its current U.S. clinical trials increases and as additional products currently in development begin clinical trials.

    Income from discontinued operations for the nine month period ended April 30, 1995, increased by $42,000 from the comparable period last year. This increase is due partially to $80,000 in 1995 expense reductions resulting from the reversal of bad debt and warranty accruals related to the Jet Edge business which was sold in January 1994. In addition, income recognized from the sale of the Company's Technical Services Division increased $69,000 compared to the same period last year.

    YEARS ENDED JULY 31, 1994, 1993 AND 1992

    Revenue declined by 5% in the year ended July 31, 1994 as compared to the prior year and revenue increased by 18% in the year ended July 31, 1993 as compared to the same prior period. The revenue decrease in the most recent year results from the March 1994 sale of the pacemaker leads business resulting in a pacemaker leads revenue reduction of $2,164,000 for the year ended July 31, 1994 versus the prior year. Partially offsetting the pacemaker leads business revenue decline in the most recent year was the $1,605,000 gain on the sales of the pacemaker leads business and the Company's land and buildings. The revenue increase in the year ended July 31, 1993 is due to both a 17% increase in pacemaker lead revenues and a 20% increase in St. Jude royalties as compared to the prior year.

    The Company's products utilize new technology and manufacturing processes. The Company incurred approximately $2,300,000 of manufacturing startup expense for the twelve months ended July 31, 1994 and expects to incur additional manufacturing startup expense associated with the production of units for international sale and use in United States clinical trials. Manufacturing expense per unit is expected to decline as the Company gains additional production experience and production volume increases in response to anticipated sales increases.

    Selling, general and administrative expense decreased by 20% in the year ended July 31, 1994 and increased by 37% in the year ended July 31, 1993 as compared to the prior years. The decrease in fiscal 1994 expense reflects a $600,000 decrease in administrative expense associated with consolidated corporate administrative functions, a real estate tax reduction and the nonrecurrence of computer system installation expenses incurred in fiscal 1993. As a partial offset, Sales and Marketing expenses increased 63%, or $186,000, in fiscal 1994 primarily as a result of staff additions and expenses associated with establishing international distribution of its products. The significant increase for the year ended July 31, 1993 as compared to the prior year is primarily the result of added travel and consulting expenses associated with establishing an international independent distributor network to market the Company's products and added expenditures to install and operate a new computer system.

    Research and development expense in fiscal 1994 increased 4% as compared to fiscal 1993 and fiscal 1993 increased 27% as compared to the prior year. During fiscal 1992 the Company received reimbursement of research and development expenditures of $657,000 which was netted against expense. See Note 9 of Notes to Consolidated Financial Statements. Adding this reimbursement amount back to reported expense, the fiscal 1993 spending increase was 3%. The research and development activity in fiscal 1994 was mainly focused on supporting United States clinical trials of the Company's products, expanding the clinical applications for the AngioJet System, and utilizing Perma-Flow and Perma-Seal Graft technology to develop other graft products. Fiscal 1993 and fiscal 1992 research and development activity was primarily devoted to product and process development of the Company's products. Pacemaker leads research and development was 10% to 15% of the total in all three periods. The Company expects research and development expenses to increase over the next several years from recent levels primarily due to the expenses of United States clinical trials for its products and the development of new products from its existing technology.

    The Company reported losses from continuing operations of $1,246,000 and $181,000 for fiscal 1994 and fiscal 1993, respectively. The increased fiscal 1994 loss reflects the March 1994 sale of the Company's pacemaker leads business, one-time gains of $1,605,000 related to asset sales which partially offset new product manufacturing startup expense of $2,300,000. The Company does not expect to be profitable until such time as its products gain sufficient market acceptance to generate significant commercial sales, which is expected to occur after the products receive necessary approval from the FDA.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's cash, cash equivalents and marketable securities balance of $7,502,281 at April 30, 1995 increased significantly from the balance of $1,769,348 at July 31, 1994 primarily as a result of the Company's public offering in September 1994.

    Cash used in operating activities for the nine-month periods ended April 30, 1995 and 1994, were $1,061,000 and $1,234,000, respectively. The 1995 cash usage resulted primarily from the net loss of $2,625,000 which was partially offset by the receipt of the St. Jude Royalties. The net cash used in operating activities for the nine-month period ending April 30, 1994 can be attributed to the operating loss, after adjusting for the gains on the real estate sale and sale of the leads business.

    Investing activity consumed $2,457,000 in the nine-month period ended April 30, 1995. This usage is due primarily to the net purchase of short-term marketable securities. During the nine-month period ended April 30, 1994, $4,301,000 was provided by investing activities. In 1994 the Company received $3,031,000 for the sale of various assets including the Jet Edge, Inc. business, corporate real estate and the pacemaker leads business.

    During the nine-month period ended April 30, 1995, approximately $6,943,000 was provided by financing activities. The September 1994 issuance of 1,402,500 shares of common stock in a public offering generated net proceeds of approximately $7,200,000. In September 1994 the Company prepaid, at no penalty, the remaining $500,000 balance on a $1,000,000 mortgage note due in May 1995. In the first nine months of 1994, the Company reduced its long-term debt by $783,000.

    In the fourth quarter of fiscal 1995, the Company received its final payments of royalties from the heart valve patent sale and the sale of the leads business. In recent years, the St. Jude Royalties and the cash generated by the leads business have been the Company's primary source of funds. These cash streams will need to be replaced by funds generated from the sale of the Company's current products.

    The Company expects to receive up to an additional $2,000,000 in payments from Bard during the next 12 months, pursuant to the Perma-Seal Graft Supply and Distribution Agreement executed in December 1994. See Note 13 of Notes to Consolidated Financial Statements. In May 1995, the Company held a meeting of its Perma-Seal Graft United States clinical study investigators and received a written response from the FDA to its 510(k) application filed in August 1994. As a result, the Company plans to continue the United States clinical study and has sought FDA permission to introduce an already developed, thinner-walled product into the study. Possis now expects international sales of the Perma-Seal Graft will commence in the first half of fiscal 1996 and anticipates FDA marketing clearance and United States commercialization to begin in the second half of fiscal 1996. Sales of the Company's products are expected to grow significantly with increased acceptance in the international markets, as well as in the domestic market upon marketing clearance from the FDA. There can be no assurance the Company's products will gain market acceptance or receive marketing clearance from the FDA.

    Cash usage is likely to increase over the next several quarters. Increased expenses associated with production scale-up, U.S. clinical trials for all products, and selling and marketing are necessary in order to accelerate product sales. In addition, the Company will continue to invest in capital assets to allow for production growth.

    The Company anticipates reporting a significant loss for fiscal 1995 and a smaller loss in fiscal 1996. Possis anticipates that current capital resources together with the proceeds of this offering will be sufficient for planned operations for the foreseeable future.

                                    BUSINESS

GENERAL

    Possis develops, manufactures and markets innovative medical products that assist surgeons and interventionalists in treating cardiovascular or vascular diseases or conditions requiring vascular intervention. Currently, the Company has three products in clinical trials in the United States and in the early stages of commercialization in Europe, Japan and Canada. The Possis AngioJet System utilizes a disposable catheter that delivers pressurized saline jets to remove blood clots in a rapid and minimally invasive manner. The Company's Perma-Flow Graft is a synthetic graft that acts as a substitute for native blood vessels used in coronary artery bypass surgery, and its Perma-Seal Graft is a synthetic conduit for use as a point of vascular access in kidney dialysis patients. The Company's products are currently being sold in Europe, Japan and Canada on a limited basis for clinical use by key medical opinion leaders. The Company conducts ongoing research and development activities primarily directed at developing additional applications of existing products as well as new products expanding on the Company's proprietary technologies and expertise.

STRATEGY

    The Company's objective is to become a leading supplier of innovative medical products for the treatment of cardiovascular or vascular diseases or conditions. The Company's current focus is to establish its products as preferred methods of treatment, establish world-class manufacturing processes and distribution systems and leverage its existing technologies to develop new products. The following are important elements of the Company's strategy:

    - DEMONSTRATE SAFETY AND EFFICACY OF ITS PRODUCTS. The Company's products are currently in multi-center clinical trials in the United States designed to demonstrate their safety and efficacy. The data obtained from these trials will be used to seek regulatory approval to market the products and to establish the products as effective methods of treatment. In order to obtain regulatory approvals to market its products as rapidly as possible, the Company has dedicated significant effort and resources to conducting clinical trials and making required regulatory filings in the United States and internationally.

    - DEVELOP RELATIONSHIPS WITH LEADING CLINICIANS. The Company seeks to develop relationships with leading surgeons and interventionalists and to leverage those relationships to obtain acceptance of the Company's products within the medical community. The Company believes these relationships help attract a higher volume of patients to the Company's clinical studies and facilitate earlier completion of the studies necessary to obtain FDA product approvals.

    - ESTABLISH WORLD-CLASS MANUFACTURING PROCESSES. The Company seeks to build on its expertise gained in manufacturing other medical devices to establish world-class manufacturing for its current products. The Company seeks to create a competitive advantage by vertically integrating certain proprietary manufacturing processes necessary for the production of the Company's products. For example, the Company has developed in-house production of expanded polytetraflouroethylene ("ePTFE") necessary for the manufacture of the Perma-Flow Graft and the electrostatic spinning technology necessary for the manufacture of the Perma-Seal Graft.

    - RAPIDLY COMMERCIALIZE PRODUCTS. The Company seeks to rapidly commercialize its products as soon as the required regulatory approvals are obtained. The Company has entered into a worldwide exclusive distribution agreement with Bard to distribute the Perma-Seal Graft. The Company is currently marketing the AngioJet System internationally through independent distributors and intends to market the AngioJet System in the United States through a direct sales force. The Company is currently marketing the Perma-Flow Graft internationally through independent distributors and is evaluating additional distribution channels for this product.

    - DEVELOP NEW PRODUCTS AND APPLICATIONS. The Company seeks to apply the proprietary technologies and expertise it has developed in vascular grafts to develop new products such as endovascular stent grafts. The Company also seeks to use its existing technologies in new applications including the use of the AngioJet System for the treatment of deep vein thrombosis and for certain non-vascular applications, and the use of the venturi design of the Perma-Flow Graft for non-coronary applications.

PRODUCTS

    ANGIOJET SYSTEM

    BACKGROUND. The development of blood clots in various parts of the vascular system is common and is one of the leading causes of morbidity and death. Blood clots may be caused by various factors, including cardiovascular disease, trauma, interventional procedures using catheters and needles or prolonged bed rest. If a blood clot becomes large enough, it can block an artery, preventing oxygenated blood from reaching the organ or tissue supplied by the artery. In addition, if a blood clot breaks off it can travel through the bloodstream and block oxygenated blood flow to other organs and tissue. Conditions caused by blood clots include peripheral ischemia, which can lead to limb loss, vascular access failure, pulmonary embolism, acute myocardial infarction (heart attack), stroke and deep vein obstruction.

    CURRENT METHODS OF TREATMENT. Currently, the two primary methods of removing blood clots are thrombolytic drugs and mechanical devices. Thrombolytic drug treatment involves the administration of a drug designed to dissolve the blood clot in an intensive or critical care setting. Thrombolytic drugs may require several administrations to be effective, and then may only partially remove the clot. In addition, thrombolytic drugs may require significant time to take effect, which is costly in an intensive or critical care setting, and may cause uncontrolled bleeding. Mechanical devices such as the Fogarty-type catheter operate by inflating a balloon past the point of the blood clot and then dragging the blood clot out of the patient's body through the artery. Fogarty-type catheters require surgical intervention, which may result in overnight hospital stays, are more limited in their applications and may cause vascular trauma.

    ANGIOJET SYSTEM. Possis believes that its AngioJet System represents a new approach to the removal of blood clots from arteries, veins and grafts and offers certain potential advantages over current methods of treatment. The AngioJet System is a minimally invasive catheter system designed for rapidly removing blood clots with minimal vascular trauma. The system's principal components are a reusable drive unit, a high-pressure single use pump and a single use small diameter (3.5 to 5F or 1.2 to 1.7 mm) catheter. In clinical trials, the AngioJet System has demonstrated the ability to remove blood clots within minutes without surgical intervention and without the risk of uncontrolled bleeding.

    The AngioJet System removes blood clots through the non-surgical insertion of the catheter over a guidewire into the patient's blood vessel and then, with the aid of fluoroscopy, directing the tip of the catheter to the site of the blood clot. The drive unit is then activated to deliver pressurized saline through tiny openings in the catheter's tip. These small waterjets clean the blood clot from the vessel wall, break it into small fragments and, in order to prevent formation of a new blood clot downstream, propel the debris down the central lumen of the catheter and into a collection bag attached to the drive unit, without the need for a separate suction or vacuum device. Unlike certain other mechanical devices that are able only to create channels through blood clots of a size similar to that of the catheter used, the AngioJet System's waterjet technology enables it to break up large blood clots from vessels much larger than its catheter diameter.

    MARKET. Because the Possis AngioJet System is unlike any existing procedure or device, market potential is difficult to quantify, but may be estimated by determining the number of thrombectomy and thrombolytic procedures performed using other therapies and devices and estimating the number of procedures that might reasonably be replaced or supplemented by using the AngioJet System.

    Based upon information provided by medical practitioners and its own analysis, the Company believes that the AngioJet System may potentially be used for alternative or supplemental therapy for the 60,000 thrombectomy procedures using lytic drugs, the 380,000 thrombectomy procedures using mechanical devices and the 60,000 thrombolysis/revision procedures involving dialysis access grafts estimated to be performed each year in the United States. The Company also believes that the AngioJet System may be used in Percutaneous Transluminal Angioplasty ("PTA") procedures that involve the presence of clinically significant clot. The Company also believes that of the 5,000,000 patients with deep vein thrombosis, 10% would be suitable for treatment with the AngioJet System. Additionally, the Company believes that the approximately 600,000 patients with pulmonary embolism annually in the United States are candidates for treatment with the

    AngioJet System. Further, the Company estimates that more than 550,000 patients annually are candidates for AngioJet treatment of failed or occluded saphenous vein grafts, unstable angina, acute myocardial infarction and strokes.

    Although the Company has not yet determined pricing for the AngioJet System, it anticipates that the price to the hospital for the single use catheter and pump set will be between $800 and $1,500 and for the drive unit the price will be between $30,000 and $35,000. The Company cannot estimate the ultimate charge for this procedure to the patient. The average mechanical thrombectomy procedure is performed in a surgical setting with an overnight hospital stay and could result in charges to the patient exceeding $10,000. Lytic drug therapy may cost $500 to $5,000 for the drug plus hospital and procedure charges, resulting in a total patient cost of as much as $10,000.

    STATUS OF CLINICAL TRIALS. The Company is currently conducting clinical trials in the United States with the AngioJet System for removing blood clots from peripheral arteries and vascular grafts and for use in removing blood clots from coronary arteries and coronary bypass grafts. Possis received FDA approval to initiate clinical testing of its AngioJet System for use in removing blood clots from peripheral arteries and vascular grafts in December 1992. The first patient was enrolled in the trial in July 1993 and by March 31, 1994, Phase I of the trial, consisting of 19 patients undergoing 23 treatments, was complete and the summary report had been submitted to the FDA. In July 1994, the Company received approval from the FDA to commence Phase II of the trial, in which patients receive, on a one-to-one randomized basis, treatment with either the AngioJet System or a Fogarty-type catheter already marketed for blood clot removal. As of August 1, 1995, 81 patients had been treated in both phases of the trial, of which 51 were treated with the AngioJet System. The Company anticipates filing an application in early 1996 for 510(k) marketing authorization for leg arteries or grafts and A-V access grafts.

    In April 1995, Possis received conditional FDA approval to initiate clinical testing of its AngioJet System for use in removing blood clots from coronary arteries and bypass grafts. As of August 1, 1995, five patients had been treated to open blocked saphenous vein bypass grafts and native coronary arteries. The Company believes that the coronary application of the AngioJet System will be subject to a PMA approval process and anticipates filing a PMA application in early 1997.

    PERMA-FLOW GRAFT

    BACKGROUND. Coronary artery bypass graft ("CABG") surgery is performed to treat impairment of blood flow to portions of the heart. CABG surgery involves the addition of one or more new vessels to the heart to re-route blood around blocked coronary arteries.

    CURRENT METHODS OF TREATMENT. Autogenous grafts using the saphenous vein or mammary artery have been successfully used in CABG procedures for a number of years and have shown a relatively high patency rate (80% to 90% for saphenous veins and over 90% for mammary arteries one year after surgery) with no risk of tissue rejection. However, the harvesting of vessels for autogenous grafts involves significant trauma and expense. In addition, not all patients requiring CABG surgery have sufficient native vessels as a result of previous bypass surgeries, or their vessels may be of inferior quality due to trauma or disease. Cryopreserved saphenous veins are available, but these veins often deteriorate due to the body's immune system.

    PERMA-FLOW GRAFT. The Possis Perma-Flow Graft is a synthetic graft 5mm in diameter for use in CABG surgery. The Perma-Flow Graft is intended initially to provide an alternative to patients with insufficient or inadequate native vessels for use in bypass surgery as a result of repeat procedures, trauma, disease or other factors. The Company believes, however, that the Perma-Flow Graft may ultimately be used as a substitute for native saphenous veins, thus avoiding the trauma and expense associated with the surgical harvesting of the vein.

    The Perma-Flow Graft is made of ePTFE that contains a molded silicone venturi-shaped flow resistance element approximately 2mm in diameter. The Perma-Flow Graft is designed to be implanted by initially suturing it to the vena cava followed by side-to-side anastomoses (connections) of the graft to the coronary arteries beyond the blockages and finally suturing the graft to the aorta. The formation of this artery-to-vein shunt is designed to create a continuous blood flow at a sufficiently high rate through the graft to reduce the incidence of blood clot formation, the major reason for synthetic graft failure in the past. The flow resistance element is designed to prevent excessive shunting of blood to the vena cava and to maintain high arterial pressure for effective coronary perfusion.

    The following diagrams illustrate a double coronary artery bypass using native saphenous veins as grafts and a double coronary artery bypass using the Perma-Flow Graft.

       [THE DIAGRAM HERE SHOWS A COMPARISON OF TWO HEARTS, ONE WITH A CONVENTIONAL BYPASS PROCEDURE USING SAPHENOUS VEIN GRAFTS AND THE OTHER WITH A BYPASS USING A PERMA-FLOW GRAFT]

    MARKET. The Company believes that in 1995 approximately 540,000 CABG procedures will be performed worldwide, of which approximately 300,000 will be performed in the United States, and that approximately 20% of these CABG procedures will be performed on patients who have previously undergone bypass surgery. The Company further believes that the number of repeat procedures will continue to increase as a percentage of procedures performed, as the number of patients who have the procedure increases. Currently, approximately 70% of CABG procedures are performed utilizing the saphenous vein. Based upon its interviews with cardiovascular surgeons, including those involved in the clinical trials, the Company believes that patients whose native vessels are not available for use in bypass surgery comprise approximately 4% of those receiving CABG procedures, or approximately 20,000 annually, and that approximately 80,000 patients annually are determined by the treating physician to have native vessels inadequate to be used in bypass surgery. If initial use of the Perma-Flow Graft is shown to be clinically acceptable, the Company believes that the graft may be used for these patients. The Company further believes that if long-term clinical results are acceptable to clinicians (generally greater than 50% patency five years after implant), the graft may ultimately be used as a substitute for native saphenous veins.

    Currently, no synthetic coronary graft has been approved by the FDA. Cryopreserved saphenous veins sell to hospitals for approximately $3,500 to $4,000 in the United States. The Company anticipates pricing for the Perma-Flow Graft will be competitive with cryopreserved saphenous veins.

    STATUS OF CLINICAL TRIALS. The Company received FDA approval to initiate clinical testing of its Perma-Flow Graft in November 1991. The Company currently has eight sites actively recruiting patients. In July 1995, the Company received approval to commence Phase II of the study comprising 100 additional patients at up to 20 sites. As of August 1, 1995, 30 patients had been implanted with the Perma-Flow Graft. Angiographic results within 30 days of surgery have been reported on 17 patients which confirmed 32 of their 34 side-to-side anastomoses to be patent. Within this 30-day interval, of the remaining 13 patients, angiographic results were not reported for nine and four died of causes reported by the investigator to be unrelated to the graft. In addition, angiographic follow-up was performed within three to 12 months of implant on seven patients, which confirmed that 10 of 11 anastomoses were patent. The Company anticipates filing a PMA application for marketing authorization in early 1997.

    PERMA-SEAL GRAFT

    BACKGROUND. Patients suffering from renal disease may be required to undergo long-term kidney dialysis. The majority of these patients require long-term vascular access to facilitate treatment. A point of access for dialysis needles may be created by connecting an artery and a vein in the patient's arm using either a natural or synthetic graft. However, because kidney dialysis therapy typically requires patients to undergo blood dialysis treatment three times per week, these connections often become unusable over time. Other methods of vascular access for kidney dialysis such as temporary catheters are not designed for long-term use.

    CURRENT METHODS OF TREATMENT. A synthetic graft may be implanted in kidney dialysis patients to provide the necessary vascular access. The vast majority of these synthetic grafts are made of ePTFE. The use of synthetic grafts currently available is often accompanied by excessive bleeding when the dialysis needle is withdrawn, requiring a nurse to apply pressure to help stop the bleeding and requiring the patient to remain in the treatment area until the bleeding has been stopped. In addition, to limit the risk of graft infection following implant, at least a two-week healing period following implantation is required to allow for tissue ingrowth into the graft before initiating dialysis.

    PERMA-SEAL GRAFT. The Possis Perma-Seal Graft is a self-sealing synthetic graft comprised of silicone elastomers, with a winding of polyester yarn encapsulated within its wall, and is manufactured using proprietary electrostatic spinning technology developed by the Company. The Company believes that its Perma-Seal Graft may offer advantages over currently used synthetic grafts because of its self-sealing characteristic. The Company believes that this characteristic will be effective in sealing puncture sites in the grafts with minimal compression time and bleeding as compared with other currently available graft products and, as a result, will reduce dialysis procedure and administrative time per patient and the costs associated therewith. In addition, because of its ability to seal a needle puncture without depending on tissue ingrowth, the Perma-Seal Graft may provide an option for patients who require dialysis immediately after implant.

    MARKET. Approximately 170,000 patients in the United States undergo kidney dialysis each year, of which 140,000 receive vascular access procedures utilizing either natural vessel grafts or synthetic access grafts. The Company estimates that of these patients approximately 40,000 are implanted with a synthetic graft. The Company believes that a comparable market exists outside the United States as well.

    The hospital prices of ePTFE and biological graft products manufactured by certain other manufacturers currently range from $400 to $700 per unit, depending on length, style, and configuration. Although final pricing of the Company's Perma-Seal Graft will depend upon manufacturing costs, distribution methods, and competitive pressures, the Company anticipates that pricing for the Perma-Seal Graft will be at a premium relative to standard ePTFE graft products.

    STATUS OF CLINICAL TRIALS. In July 1992, Possis received FDA approval to initiate clinical testing of its Perma-Seal Graft. The study is randomized on a one-to-one basis with patients receiving either a Perma-Seal Graft or a conventional ePTFE graft. As of August 1, 1995, 136 patients at four clinical sites had been enrolled in the study, 66 of which had received the Perma-Seal Graft. Clinical data indicates that Perma-Seal Graft patients who have been accessed for dialysis have compression times to stop bleeding after removing the dialysis needles averaging two minutes compared to an average of nine minutes with conventional grafts. The Company filed a 510(k) application for marketing authorization with the FDA in August 1994. In May 1995, the Company received a request for additional information from the FDA and the Company expects to respond to the request in August 1995. In July 1995, the Company received approval of an investigational device exemption ( IDE ) supplement to commence clinical testing of its new thinner-walled Perma-Seal Graft.

RESEARCH AND DEVELOPMENT

    The Company's current product development efforts are focused primarily on clinical testing and obtaining necessary FDA approvals. The Company's new product development efforts are focused primarily on developing additional applications of the AngioJet System, including the treatment of deep vein thrombosis and certain non-vascular tissue cutting applications, and on utilizing its Perma-Flow Graft and Perma-Seal Graft technologies to develop other graft products, including endovascular stent grafts. Research and development expenses are generally incurred for product design and qualification, manufacturing process development and validation, and clinical trials and governmental approvals. The Company's research and development expense is expected to increase as the Company continues its clinical trials and current product development plans.

    As of August 1, 1995, the Company employed approximately 30 full-time employees in research and development, including six in concept research (focusing on initial development of new products), five in engineering and equipment design, 12 in manufacturing process design, four in manufacturing process qualification and three in regulatory and clinical affairs. The Company performs all of its research and development activities at its headquarters in Minneapolis, Minnesota. The Company spent $2,836,000, $3,613,000, $3,746,000 and $2,307,000 in fiscal 1992, 1993 and 1994, and the nine months ended April 30, 1995, respectively, on medical product research and development. Clinical trial expenses are included in total research and development expense.

MANUFACTURING

    The Company engages in various manufacturing and assembly activities at its facility in Minneapolis, Minnesota, including fabrication and assembly of the AngioJet System drive unit and disposable pump, assembly and manufacture of certain critical components of AngioJet catheters and manufacture of the Perma-Flow Graft and the Perma-Seal Graft. Certain components used in the manufacture of the Company's products are produced using proprietary processes and materials developed by the Company or acquired from other companies. The Company is expanding its manufacturing capacity in anticipation of increasing commercial sales of its products and anticipates that it has sufficient capacity to meet its needs at least through 1996.

    All components, materials and subassemblies included within the Company's products, whether produced in-house or obtained from others, are inspected to ensure compliance with Company specifications. All finished products are subjected to quality assurance and performance testing procedures by Company personnel. Many of the raw materials included within the Company's products are obtained from single source suppliers. Although the Company believes that additional sources of supply for these materials are available, the inability in the future to obtain sufficient supplies of these materials could result in delays in product introductions or shipments which could have a material adverse effect on the Company's operating results. The Company attempts, to the extent possible, to ensure that adequate supplies are available to meet its manufacturing needs.

    The Company continues to reduce its dependence on outside suppliers and to create competitive barriers to entry by developing or bringing in-house certain proprietary manufacturing processes used in the production of the Company's products. For example, in order to reduce its dependence on outside suppliers for ePTFE material, a key material in the manufacture of the Perma-Flow Graft, the Company has recently begun to manufacture this material itself. In addition, the Company has developed a proprietary electrostatic spinning technology necessary to manufacture the Perma-Seal Graft. The Company believes that its know-how and trade secrets used in the manufacture of its products provide a competitive advantage to the Company.

    The Company's facility consists of 28,300 square feet, containing 20,000 square feet of manufacturing space, of which 6,400 square feet is clean manufacturing space. The facility is designed to comply with current GMP as specified in published FDA regulations. The FDA's most recent unannounced inspection took place in September 1993 and related to the manufacture of pacemaker leads, and the FDA's report noted no material deficiencies. The Company is also in the process of complying with ISO 9001 quality assurance certification criteria for the standardization of manufacturing documentation and processes and servicing. The ISO 9001 quality assurance standard has been adopted as the EN 29001 standard in the European Union ("EU"). Although the Company anticipates obtaining ISO 9001 certifications, it cannot predict when or whether such certifications will ultimately be obtained.

MARKETING AND SALES

    The Company expects to market its AngioJet System and graft products to physician specialty groups, including vascular surgeons, cardiovascular and thoracic surgeons, interventional radiologists and interventional cardiologists. The Company will initially market the AngioJet System for peripheral arterial and vascular graft thrombosis, targeting vascular surgeons and interventional clinicians who perform PTA and other thrombectomy or lytic procedures. AngioJet Systems for coronary applications will be marketed to interventional cardiologists and cardiovascular surgeons. The primary customer for the Perma-Flow Graft is expected to be the cardiovascular surgeon and thoracic surgeon. The initial focus of the Company's marketing will be for use in procedures involving patients having inadequate native vessels. The Perma-Seal Graft will be marketed to vascular surgeons, who typically are the primary decisionmakers with respect to the placement of vascular access grafts for patients receiving dialysis for renal failure. The Company will also target other clinicians influential in dialysis treatment selection, including nephrologists, internists, and dialysis unit technicians.

    Possis is currently marketing its AngioJet System and Perma-Flow Graft outside the United States using an independent distributor network. The Company has entered into distributorship agreements with six distributors covering Belgium, Denmark, Germany, Greece, Italy, Luxembourg, The Netherlands, Norway, Spain and Switzerland. The Company is also selling its products to distributors covering Canada, France, Japan, and the United Kingdom. Generally, the distributorship agreements are for a five-year term and provide that the distributors, at their own expense, will investigate, negotiate and obtain regulatory approvals for the Company's products in the specified territory. Possis Medical Europe B.V., the Company's newly formed subsidiary in The Netherlands, acts as a point of centralized warehousing and distribution in Europe in order to enhance response time, efficiency and service to European customers. All sales made to the Company's independent distributors will be denominated in United States dollars. The Company will begin commercial marketing of the AngioJet System and Perma-Flow Graft in the United States following receipt of FDA marketing authorization. The Company intends to market and distribute the AngioJet System in the United States through a direct sales force and is evaluating distribution channels for the Perma-Flow Graft.

    The Company entered into a distribution agreement with Bard pursuant to which the Company granted to Bard the exclusive worldwide right to market, sell and distribute the Company's Perma-Seal Graft. Under the agreement, Bard agreed to purchase the Perma-Seal Graft from the Company at certain transfer prices, to purchase certain minimum quantities and to make certain milestone payments to the Company relating to the commercialization of the product.

    Promotional activities by the Company are designed primarily to enlist the support of key medical opinion leaders in the United States and abroad. The Company believes that sales to key opinion leaders in European countries will be especially important to encourage broader acceptance of its products and will give the Company experience in marketing its products prior to their introduction in the United States. Other promotional activities may include publishing analytical papers, making scientific symposium presentations and conducting comparative clinical trials demonstrating the uses and effectiveness of the Company's products.

PATENTS, PATENT APPLICATIONS, LICENSES AND PROPRIETARY RIGHTS

    The Company's success depends and will continue to depend in part on its ability to maintain patent protection for products and processes, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. The Company's policy is to attempt to protect its technology by, among other things, filing patent applications for technology that it considers important to the development of its business. The Company currently holds five United States patents and 17 foreign patents related to the Perma-Flow Graft and has one patent application pending in the United States and six patent applications pending in foreign jurisdictions. The Company also holds one United States patent relating to the AngioJet System and a second United States patent has been allowed which the Company expects to be issued in the near future. In addition, the Company has 11 United States and 10 foreign patent applications pending relating to the AngioJet System. In connection with the Perma-Seal Graft, one United States patent is pending, one of the claims included in which has been allowed, and five foreign patent applications are pending. The validity and breadth of claims covered in medical technology patents involve complex legal and factual questions and, therefore, may be highly uncertain. No assurance can be given that the Company's pending applications will result in patents being issued or, if issued, that such patents, or the Company's existing patents, will provide a competitive advantage, or that competitors of the Company will not design around any patents issued to the Company. The Company is aware of one pending foreign patent application relating to a water jet system for removing blood clots. Although the application was filed after the AngioJet System patent application, no assurance can be given that such third party will not receive a patent.

    The Company has acquired rights through licensing agreements to patents relating to processes used in the manufacture of the Perma-Seal Graft. Under these agreements, Possis is required to pay certain annual fees and royalties based on net sales of products using the technology covered by these patents.

    The Company requires its employees having access to proprietary information to execute non-disclosure agreements upon commencement of employment with the Company. These agreements generally provide that all confidential information developed or made known to the individual by the Company during the course of the individual's employment with the Company is to be kept confidential and not disclosed to third parties.

    There can be no assurance that the Company's non-disclosure agreements and other safeguards will protect its proprietary information and know-how or provide adequate remedies for the Company in the event of unauthorized use or disclosure of such information, or that others will not be able to independently develop such information. There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. Litigation, which could result in substantial cost to and diversion of effort by the Company, may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company, to defend the Company against claimed infringement of the rights of others or to determine the ownership, scope or validity of the proprietary rights of the Company and others. An adverse determination in any such litigation could subject the Company to significant liabilities to third parties, could require the Company to seek licenses from third parties and could prevent the Company from manufacturing, selling or using its products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

    The Company's products will compete with a number of different products and methods of treatment for the conditions they address. The Company believes that its AngioJet System will face intense competition from a variety of treatments for the ablation and removal of blood clots, including thrombolytic drug therapies, surgical intervention, balloon embolectomy, mechanical and laser thrombectomy devices, ultrasound ablators, and other thrombectomy devices based on waterjet systems that are currently being developed by other companies. It is the Company's understanding that Cordis Corporation currently has a waterjet-based thrombectomy system in early stage sales in Europe.

    The Company is not aware of any synthetic graft that will compete with the Perma-Flow Graft and believes it is the first developer to obtain FDA approval for clinical trials with a synthetic coronary bypass graft. The Company's Perma-Seal Graft will compete with, among others, ePTFE grafts manufactured by W.L. Gore and Associates and IMPRA, Inc., which currently have a combined market share of approximately 90%.

    The medical products market is characterized by rapidly evolving technology and intense competition. The future success of the Company will depend on its ability to keep pace with advancing technology and competitive innovations. Many potential competitors have significantly greater research and development capabilities, experience in obtaining regulatory approvals and marketing, and financial and managerial resources than the Company. Many potential competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products, some of which may employ an entirely different approach or means of accomplishing the desired therapeutic effect than products being developed by the Company.

GOVERNMENT REGULATION

    Government regulation in the United States and other countries is a significant factor in the development and marketing of the Company's products and in the Company's ongoing manufacturing and research and development activities. The Company and its products are regulated by the FDA under a number of statutes, including the FDC Act.

    Under the FDC Act, medical devices are classified into one of three classes (i.e., Class I, II or III) on the basis of the controls deemed necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to the least extensive controls, as the safety and effectiveness reasonably can be assured through general controls (e.g., labeling, premarket notification and adherence to GMP). For Class II devices, safety and effectiveness can be assured through the use of special controls (e.g., performance standards, post market surveillance, patient registries and FDA guidelines). Class III devices (i.e., life-sustaining or life-supporting implantable devices, or new devices which have been found not to be substantially equivalent to legally marketed devices) require the highest level of control, generally requiring premarket approval by the FDA to ensure their safety and effectiveness.


    If a manufacturer or distributor of medical devices can establish that a proposed device is "substantially equivalent" to a legally marketed Class I or Class II medical device or to a Class III medical device for which the FDA has not required a PMA application, the manufacturer or distributor may seek FDA marketing clearance for the device by filing a 510(k) notification. Following submission of the 510(k) notification, the manufacturer or distributor may not place the device into commercial distribution in the United States until an order has been issued by the FDA. The FDA's target for issuing such orders is within 90 days of submission, but the process can take significantly longer. The order may declare the FDA's determination that the device is "substantially equivalent" to another legally marketed device and allow the proposed device to be marketed in the United States. The FDA may, however, determine that the proposed device is not substantially equivalent or may require further information, such as additional test data, before making a determination regarding substantial equivalence. Any adverse determination or request for additional information could delay market introduction and have a materially adverse effect on the Company's continued operations.

    If a manufacturer or distributor of medical devices cannot establish that a proposed device is substantially equivalent to another device via the 510(k) process, the manufacturer or distributor must seek PMA approval of the proposed device. A PMA application must be submitted, supported by extensive data, including preclinical and clinical trial data to prove the safety and efficacy of the device. Generally, a company is required to obtain an IDE before it commences clinical testing in the United States in support of such PMA. The FDA monitors and oversees the use and distribution of such "research use only" and "investigational use only" products. Although by statute the FDA has 180 days to review a PMA application once it has been accepted for filing, during which time an advisory committee may also evaluate the application and provide recommendations to the FDA, PMA reviews often extend over a significantly protracted time period, usually 12 to 24 months or longer from filing. Accordingly, there can be no assurance that FDA review of any PMA application submitted by the Company will not encounter prolonged delays or that the data collected and submitted by the Company in its PMA will support approval.

    Labeling and promotional activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. The FDA also imposes post-marketing controls on the Company and its products, and registration, listing, medical device reporting, post-market surveillance, device tracking and other requirements on medical devices. Failure to meet these pervasive FDA requirements or adverse FDA determinations regarding the Company's clinical and preclinical trials could subject the Company and/or its employees to injunction, prosecution, civil fines, seizure or recall of products, prohibition of sales or suspension or withdrawal of any previously granted approvals.

    The FDC Act regulates the Company's quality control and manufacturing procedures by requiring the Company and its contract manufacturers to demonstrate compliance with current GMP as specified in published FDA regulations. The FDA monitors compliance with GMP by requiring manufacturers to register with the FDA, which subjects them to periodic unannounced FDA inspections of manufacturing facilities. If violations of applicable regulations are noted during FDA inspections of the Company's manufacturing facilities or the facilities of its contract manufacturers, the continued marketing of the Company's products may be adversely affected. Such regulations are subject to change and depend heavily on administrative interpretations. There can be no assurance that future changes in regulations or interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, will not adversely affect the Company.

    The Company has complied with GMP requirements in the past and believes it will be able to comply with all applicable regulations regarding the manufacture and sale of medical devices.

    Sales of medical devices outside of the United States are subject to United States export requirements and foreign regulatory requirements. Export sales of investigational devices that are subject to PMA requirements and have not received FDA marketing clearance or approval generally are subject to FDA export permit requirements under Section 801(e) of the FDC Act. In order to obtain such a permit, the Company must provide the FDA with documentation from the medical device regulatory authority of the country in which the purchaser is located, stating that the sale of the device is not a violation of that country's medical device laws. The Company has received permits to export its AngioJet System, Perma-Flow Graft and Perma-Seal Graft to the Netherlands and Switzerland and will use this authorization to transship to additional countries, an activity that the FDA does not regulate. The Company may also seek additional approvals to export its products directly into other countries. Legal restrictions on the sale of imported medical devices vary from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. For countries in the EU, in January 1995, CE Mark certification procedures became available for medical devices, the successful completion of which would allow certified devices to be placed on the market in all EU countries. After June 1998, medical devices may not be sold in EU countries unless they display the CE Mark. There can be no assurance that Possis will be able to obtain regulatory approvals or clearances for its products in foreign countries.

EMPLOYEES

    As of August 1, 1995, the Company had 104 full-time employees, one part-time employee and four contract employees. Of these full-time employees, 30 are in research and development (including regulatory and clinical), 40 are in manufacturing and production, 14 are in quality assurance, four are in facilities/maintenance, and 16 are in management or administrative positions. None of the Company's employees is covered by a collective bargaining agreement, and management considers its relations with its employees to be good.

FACILITIES

    The Company leases approximately 28,300 square feet of office and manufacturing space (including 6,400 square feet of clean manufacturing space) at 2905 Northwest Boulevard, Minneapolis, Minnesota 55441-2644. The Company is currently negotiating an extension of this lease which expires in August 1996. See Note 8 of Notes to Consolidated Financial Statements.

                                   MANAGEMENT

    The executive officers and directors of the Company are as follows:

             NAME                   AGE                               POSITION
- -------------------------------     ---     ------------------------------------------------------------
Robert G. Dutcher                   50      Chief Executive Officer, President and Director
Russel E. Carlson                   49      Vice President, Finance and Chief Financial Officer
William J. Drasler                  46      Vice President, Research and Development
Robert S. Scott                     50      Vice President, Manufacturing Operations
James D. Gustafson                  39      Vice President, Quality Assurance and Regulatory/ Clinical
                                            Affairs
Joseph J. Afryl, Jr.                47      Vice President, Sales and Marketing
Irving R. Colacci                   42      Vice President, Legal Affairs and Human Resources, General
                                            Counsel and Secretary
Donald C. Wegmiller                 56      Chairman of the Board
Joe A. Walters                      75      Director
Dean Belbas                         63      Director
Seymour J. Mansfield                50      Director
Demetre M. Nicoloff, M.D.           62      Director
Ann M. Possis                       35      Director

    ROBERT G. DUTCHER served as Executive Vice President of the Company from June 1992 until October 1993 and has served as President, Chief Executive Officer and a director of the Company since October 1993 and as President and Chief Operating Officer of Possis Holdings, Inc. (a subsidiary formerly known as Possis Medical, Inc.) since 1987. Prior to joining the Company, Mr. Dutcher had served in several positions (most recently as Director of Research and Development) at Medtronic, Inc. since 1972. Mr. Dutcher received a master's degree in biomedical engineering from the University of Minnesota.

    RUSSEL E. CARLSON joined the Company in September 1991 and has served as Vice President and Chief Financial Officer of the Company since June 1992. Prior to joining the Company, Mr. Carlson had been Chief Financial Officer of SpectraScience, Inc. (formerly GV Medical, Inc.), a Minneapolis, Minnesota medical device company, since September 1989 and had served in several financial management positions with The Pillsbury Company, a food manufacturer and processor, since 1972.

    WILLIAM J. DRASLER has served as Vice President of the Company since December 1993 and as Vice President of Research and Development and Director of New Product Development of Possis Holdings, Inc. since 1986. Prior to joining the Company, Mr. Drasler had served as an engineering and program manager at SciMed Life Systems, Inc. since 1983. Mr. Drasler received a Ph.D. in biomedical engineering and a M.S. in chemical engineering from the University of Minnesota.

    ROBERT S. SCOTT has served as Vice President of the Company since December 1993 and as Vice President of Manufacturing Operations of Possis Holdings, Inc. since 1988 and was Director of Manufacturing Operations for Possis Holdings, Inc. from 1984 through 1988. Prior to joining the Company, Mr. Scott had served as a consultant to various
                                       24
medical and nonmedical manufacturing companies and as Manufacturing Manager for Aequitron Medical, Inc. and Resistance Technology Incorporated and in various positions for Daig Corporation and Medtronic, Inc.

    JAMES D. GUSTAFSON has served as a Vice President of the Company since January 1, 1994 and has been Director of Quality Assurance and Regulatory/Clinical Affairs for Possis Holdings, Inc. since June 1993. Prior to joining the Company, Mr. Gustafson had served as a Manager of Clinical and Regulatory Affairs and of Clinical Programs at St. Jude Medical, Inc., a medical device manufacturer, since June 1989, and as a Senior Clinical Scientist at Shiley, Inc., Irvine, California, since March 1985. Mr. Gustafson received a master's degree in management from University of Redlands and a master's degree in biology from the University of California at Irvine.

    JOSEPH J. AFRYL, JR. has served as Vice President of the Company since April 1994. Prior to joining the Company, Mr. Afryl served as Vice President of Sales and Marketing for Bio-Vascular, Inc. from July 1992 to March 1994, as Director of Sales for Angeion Corporation from September 1991 through July 1992, and as Director of Marketing at St. Jude Medical, Inc. from May 1987 to September 1991. Each of these companies is a manufacturer of medical devices.

    IRVING R. COLACCI has served as Secretary and Corporate Counsel of the Company since July 1988 and as Vice President and General Counsel since December 1993. Prior to joining the Company, Mr. Colacci had been an attorney at Dorsey & Whitney P.L.L.P.

    DONALD C. WEGMILLER has served as a director since 1987 and became Chairman in October 1993. Since April 1993, Mr. Wegmiller has served as President and Chief Executive Officer of Management Compensation Group/Health Care, a consulting firm specializing in compensation and benefits for health care executives and physicians. From May 1987 until April 1993, Mr. Wegmiller was President and CEO of Health One Corporation, Minneapolis, Minnesota. He currently serves as a director of Minnesota Power & Light Company, HBO & Co., Medical Graphics Corporation, and LifeRate Systems Inc. From 1986 to 1988 Mr. Wegmiller served as Chairman of the Board of the American Hospital Association, and he currently serves on the Board of Governors of American Healthcare Systems. From 1972 to 1976, Mr. Wegmiller served as a White House staff assistant to Presidents Nixon and Ford.

    JOE A. WALTERS has served as a director since 1960. Mr. Walters is a partner in the law firm of O'Connor & Hannan, Minneapolis, Minnesota, which has performed legal services for the Company from time to time.

    DEAN BELBAS has served as a director since 1985. Mr. Belbas currently serves as Vice President and Director of Investor Relations of General Mills, Inc., a Minneapolis, Minnesota, food manufacturer and processor. For more than five years prior to his appointment to such position in January 1993, Mr. Belbas had served as Vice President and Director of Corporate Communications for General Mills, Inc.

    SEYMOUR J. MANSFIELD has served as a director since 1987. Mr. Mansfield is currently a shareholder in the law firm of Mansfield & Tanick, P.A., Minneapolis, Minnesota, and performs legal services for the Company from time to time. From 1982 until the formation of Mansfield & Tanick, P.A., he was an attorney with the law firm of S. J. Mansfield & Associates, Minneapolis, Minnesota.

    DEMETRE M. NICOLOFF, M.D. has served as a director since 1991. Dr. Nicoloff has been a cardiac surgeon with and Vice President of Cardiac Surgical Associates in Minneapolis, Minnesota, since 1982 and serves as a director of Micromedics, Inc. and Optical Sensors for Medicine.

    ANN M. POSSIS was appointed as a director in December 1993. Ms. Possis is currently the Director of Development for The Voyageur Outward Bound School, a position she has held since April 1995. From 1992 to April 1995, she was a Development Associate for Planned Parenthood of Minnesota. From April 1983 through October 1991, Ms. Possis held a variety of sales and marketing positions with West Publishing Company. Ms. Possis is the daughter of Z.C. Possis, the Company's former Chairman and Chief Executive Officer. See "Principal and Selling Shareholders."

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth, as of August 1, 1995, and as adjusted to reflect the sale of the shares of Common Stock in this offering, certain information with respect to the beneficial ownership of the Company's Common Stock by (i) each person known by the Company to be the beneficial owner of 5% or more of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) each of the Company's current shareholders who is expected to sell shares in this offering (the "Selling Shareholders"), and (iv) by all directors and executive officers as a group. Unless otherwise indicated, the person or entity listed in the table is the beneficial owner of the shares and has sole voting and investment power with respect to the shares indicated.

                                                 SHARES BENEFICIALLY
                                                        OWNED              SHARES      SHARES BENEFICIALLY
                                                  PRIOR TO OFFERING        BEING       OWNED AFTER OFFERING
                                               ------------------------   OFFERED    ------------------------
NAME                                             NUMBER       PERCENT     FOR SALE     NUMBER       PERCENT
- ---------------------------------------------  -----------  -----------  ----------  -----------  -----------
The Possis Marital Trust (1).................      454,653        4.6%     125,000       329,653        2.8%
Demetre M. Nicoloff, M.D. (2)................      470,610        4.7       20,000       450,610        3.8
Seymour J. Mansfield (3).....................      165,212        1.7       10,000       155,212        1.3
Robert G. Dutcher (4)........................      132,863        1.3        --          132,863        1.1
Ann M. Possis (5)............................       97,250       *           5,000        92,250      *
Joe A. Walters (4)...........................       55,283      *           --            55,283      *
Dean Belbas (4)..............................       48,753      *           --            48,753      *
Donald C. Wegmiller (4)......................       39,927      *           --            39,927      *
All directors and officers as a group (13
 persons) (2)(3)(5)(6).......................    1,238,343        11.9      35,000     1,203,343         9.9

- ------------------------
 *   Less than 1%.

(1) Includes 364,003 shares held directly by the Possis Marital Trust (the Trust ), 70,400 shares held by Mary Possis, a co-trustee of the Trust, and 20,250 shares issuable upon exercise of currently exercisable options granted to Z.C. Possis, former chairman and chief executive officer of the Company. Does not include 92,000 shares beneficially held by Ann M. Possis, who is a co-trustee of the Trust and a director of the Company. The shares of Common Stock to be sold by the Selling Shareholder in this offering are held by the Trust. The address of the Trust is 601 Second Avenue South, P.O. Box A55, Minneapolis, Minnesota 55480.

(2) Includes 143,000 shares held for the benefit of Dr. Nicoloff's children and 9,075 shares issuable upon exercise of currently exercisable options. Dr. Nicoloff's address is 920 East 28th Street, Minneapolis, Minnesota 55407.

(3) Includes 11,000 shares held by Mr. Mansfield's minor children and 35,260 shares issuable upon exercise of currently exercisable options. Mr. Mansfield's address is 1560 International Center, 900 Second Avenue South, Minneapolis, Minnesota 55402.

(4)  Includes  the  following  shares   issuable  upon  exercise  of   currently
     exercisable options: 105,250 for Mr. Dutcher, 27,306 for Mr. Walters, 39,353 for Mr. Belbas and 39,927 for Mr. Wegmiller.

(5) Includes 4,500 shares held of record by Ms. Possis' spouse and 750 shares issuable upon exercise of currently exercisable options. Does not include shares held by the Possis Trust, of which Ms. Possis is a co-trustee, or by Mary Possis, mother of Ann Possis. Ms. Possis' address is 2790 Dean Parkway, Minneapolis, Minnesota 55416.

(6) Includes 459,797 shares issuable upon exercise of currently exercisable options.

                          DESCRIPTION OF COMMON STOCK

    The description contained herein of the Common Stock is qualified in its entirety by reference to the Company's Articles of Incorporation, as restated and amended to date, and the Minnesota Business Corporation Act.

COMMON STOCK

    The Company's authorized capital stock consists of 20,000,000 common shares, $.40 par value, of which 9,970,781 were issued and outstanding as of the date of this Prospectus.

    The holders of shares of Common Stock are entitled to one vote per share on all matters subject to shareholder action. The holders of shares of Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy."

    Upon any liquidation or dissolution of the Company, the holders of Common Stock are entitled to share, pro rata, in any distribution of the Company's assets to shareholders. No preemptive, conversion, redemption, or sinking fund rights are applicable to the Common Stock. All of the outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

CERTAIN PROVISIONS OF MINNESOTA BUSINESS CORPORATION ACT

    Section 302A.671 of the Minnesota Business Corporation Act (the "Minnesota Act") applies, with certain exceptions, to any acquisition of voting stock of the Company from a person other than the Company, and other than in connection with certain mergers and exchanges to which the Company is a party, that results in the beneficial ownership by the acquiring party of 20% or more of the Company's voting stock then outstanding. Under Section 302A.671 any such acquisition must be approved by a majority vote of the shareholders of the Company. In general, in the absence of such approval, shares exceeding the threshold are denied voting rights and may be redeemed by the Company at their then fair market value within 30 days after the acquiring person fails to give a timely information statement to the Company or after the date the shareholders vote not to grant voting rights to the acquiring person's shares.

    Section 302A.673 of the Minnesota Act generally prohibits any business combination by the Company, or any subsidiary of the Company, with any shareholder that purchases 10% or more of the Company's voting shares (an "interested shareholder") within four years following such interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the Board of Directors of the Company before the interested shareholder's share acquisition date.

    Under certain circumstances, these statutory provisions could delay or prevent a change in control of the Company.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Company's Common Stock is Norwest Bank Minnesota, N.A.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), for whom Dain Bosworth Incorporated and John G. Kinnard and Company, Incorporated are acting as the representatives (the "Representatives"), have severally agreed to purchase an aggregate of 1,910,000 shares of Common Stock from the Company and the Selling Shareholders at the Price to Public set forth on the cover page of this Prospectus, less underwriting discounts and commissions in the amounts set forth opposite their respective names below:

                                                                                     NUMBER
UNDERWRITER                                                                         OF SHARES
- ---------------------------------------------------------------------------------  -----------
Dain Bosworth Incorporated.......................................................
John G. Kinnard and Company, Incorporated........................................

                                                                                   -----------
Total............................................................................    1,910,000
                                                                                   -----------
                                                                                   -----------

    The Underwriting Agreement provides that the Underwriters' obligations are subject to conditions precedent and that the Underwriters are committed to purchase all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if the Underwriters purchase any shares. The Representatives have advised the Company and the Selling Shareholders that the several Underwriters may offer the shares of Common Stock directly to the public at the price to public set forth on the cover page of this Prospectus and to certain dealers at the price to public less a concession
not exceeding $      per share. The Underwriters may allow, and such dealers may
reallow, a concession not exceeding $      per share to other dealers. After the
shares of Common Stock are released for sale to the public, the Representatives may change the initial price to public and other selling terms.

    The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 286,500 additional shares of the Common Stock, at the same price per share as the initial shares. The Underwriters may purchase these shares solely to cover over-allotments, if any, in connection with the sale of Common Stock offered hereby. If the Underwriters exercise the over-allotment option, the Underwriters will purchase additional shares in approximately the same proportion as those in the above table.

    The Underwriting Agreement provides that the Company, the Selling Shareholders and the Underwriters will indemnify each other against certain liabilities, including liabilities under the Act.

    The Company and all of its current officers, directors and the Selling Shareholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of the Representatives.

    John G. Kinnard and Company, Incorporated served as the representative of the several underwriters in the Company's public offering of an aggregate of 1,552,500 shares of Common Stock in September 1994 for which it received customary compensation, including the receipt of warrants to purchase 120,000 shares of Common Stock.

    In connection with this offering, certain Underwriters and selling group members who are qualified registered market makers on The Nasdaq National Market may engage in passive market making transactions in the Common Stock of the Company on The Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the Common Stock; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

    The foregoing is a brief summary of the provisions of the Underwriting Agreement and does not purport to be a complete statement of its terms and conditions. The Underwriting Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby is being passed upon for the Company by Dorsey & Whitney P.L.L.P., Minneapolis, Minnesota. Certain legal matters are being passed upon for the Underwriters by Popham, Haik, Schnobrich & Kaufman, Ltd., Minneapolis, Minnesota.

                                    EXPERTS

    The consolidated financial statements of the Company as of July 31, 1994 and 1993 and for each of the three years in the period ended July 31, 1994, included and incorporated by reference in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                              POSSIS MEDICAL, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                               -----
Independent Auditors' Report...............................................................................        F-2
Consolidated Balance Sheets as of July 31, 1993 and 1994 and April 30, 1995................................        F-3
Consolidated Statements of Operations for the years ended July 31, 1992, 1993 and 1994 and for the nine
 months ended April 30, 1994 and 1995......................................................................        F-4
Consolidated Statements of Shareholders' Equity for the years ended July 31, 1992, 1993 and 1994 and for
 the nine months ended April 30, 1995......................................................................        F-5
Consolidated Statements of Cash Flows for the years ended July 31, 1992, 1993 and 1994 and for the nine
 months ended April 30, 1994 and 1995......................................................................        F-6
Notes to Consolidated Financial Statements.................................................................        F-7

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF POSSIS MEDICAL, INC. (FORMERLY POSSIS CORPORATION):

    We have audited the accompanying consolidated balance sheets of Possis Medical, Inc. and its subsidiaries (the Company) as of July 31, 1994 and 1993 and the related consolidated statements of operations, cash flows, and changes in shareholders' equity for each of the three years in the period ended July 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Possis Medical, Inc. and its subsidiaries as of July 31, 1994 and 1993 and the results of its operations and its cash flows for each of the three years in the period ended July 31, 1994 in conformity with generally accepted accounting principles.

    As discussed in Note 4 to the financial statements, in 1992 Possis Medical, Inc. changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109.

DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
October 7, 1994

                              POSSIS MEDICAL, INC.
                          CONSOLIDATED BALANCE SHEETS
                                     ASSETS

                                                                                                 JULY 31,
                                                                                        ---------------------------
                                                                                            1993           1994
                                                                                        -------------  ------------    APRIL 30,
                                                                                                                         1995
                                                                                                                     -------------
                                                                                                                      (UNAUDITED)
CURRENT ASSETS:
Cash and cash equivalents.............................................................  $     568,834  $  1,769,348  $   5,194,634
Marketable securities.................................................................       --             --           2,307,647
Receivables:
  Trade (less allowance for doubtful accounts: $309,000, $30,000 and $49,398,
   respectively)......................................................................      1,943,862        45,706        102,653
  St. Jude Medical, Inc. (NOTE 6).....................................................      2,971,000     2,930,158        945,409
  Jet Edge (less allowance for doubtful accounts $90,000) (NOTE 2)....................       --             215,160       --
  Notes receivable (NOTE 2)...........................................................        123,918       123,918        123,918
  Other...............................................................................        199,052       385,798        343,286
Inventories: (NOTE 1)
  Parts...............................................................................      1,703,455       471,943        654,707
  Work-in-progress....................................................................        911,304       482,181        222,964
  Finished goods......................................................................        388,645        89,500        101,200
Prepaid expenses and other assets.....................................................        175,976       309,629        207,196
                                                                                        -------------  ------------  -------------
    Total current assets..............................................................      8,986,046     6,823,341     10,203,614
                                                                                        -------------  ------------  -------------
PROPERTY (NOTES 1, 2 AND 3):
Land..................................................................................         94,993       --            --
Buildings and improvements............................................................        966,460       160,069        169,356
Machinery and equipment...............................................................      3,211,786     2,041,873      2,234,467
Assets in construction................................................................         14,802        83,305        286,904
                                                                                        -------------  ------------  -------------
                                                                                            4,288,041     2,285,247      2,690,727
Less accumulated depreciation.........................................................     (2,788,369)   (1,017,013)    (1,207,836)
                                                                                        -------------  ------------  -------------
Property -- net.......................................................................      1,499,672     1,268,234      1,482,891
                                                                                        -------------  ------------  -------------
OTHER ASSETS:
Goodwill (NOTE 1).....................................................................        629,922       557,922        503,922
Notes receivable (NOTE 2).............................................................        355,989       232,071        114,133
                                                                                        -------------  ------------  -------------
    Total other assets................................................................        985,911       789,993        618,055
                                                                                        -------------  ------------  -------------
                                                                                        $  11,471,629  $  8,881,568  $  12,304,560
                                                                                        -------------  ------------  -------------
                                                                                        -------------  ------------  -------------
                                               LIABILITIES AND SHAREHOLDERS EQUITY
CURRENT LIABILITIES:
Trade accounts payable................................................................  $     574,052       115,359  $     123,284
Accrued liabilities:
  Related parties (NOTE 6)............................................................      1,076,987     1,062,182        342,711
  Salaries, wages and commissions.....................................................        714,038       622,982        602,771
  Warranty reserve....................................................................         85,000        30,000       --
  Real estate taxes...................................................................        108,835       --            --
  Customer deposits...................................................................         92,774       --            --
Current portion of long-term debt (NOTE 3)............................................         35,204       574,366         81,103
Estimated loss on disposal of segment (NOTE 2)........................................        850,000       --            --
Other liabilities.....................................................................        265,752       411,016        249,896
                                                                                        -------------  ------------  -------------
    Total current liabilities.........................................................      3,802,642     2,815,905      1,399,765
                                                                                        -------------  ------------  -------------
DEFERRED REVENUE (NOTE 2).............................................................        360,744       246,828        174,645
LONG-TERM DEBT (NOTE 3)...............................................................      1,278,740        80,370        114,382
OTHER LIABILITIES.....................................................................         82,140        54,760         54,760
COMMITMENTS AND CONTINGENCIES (NOTE 8)................................................       --             --            --
SHAREHOLDERS' EQUITY (NOTE 5):
Common stock-authorized, 20,000,000 shares of $.40 par value each; issued and
 outstanding, 8,419,803, 8,456,252 and 9,936,811, respectively........................      3,367,921     3,382,501      3,974,724
Additional paid-in capital............................................................      6,912,420     7,180,089     14,034,594
Unearned compensation.................................................................       (295,668)     (118,836)       (63,219)
Retained deficit......................................................................     (4,037,310)   (4,760,049)    (7,385,091)
                                                                                        -------------  ------------  -------------
    Total shareholders' equity........................................................      5,947,363     5,683,705     10,561,008
                                                                                        -------------  ------------  -------------
                                                                                        $  11,471,629  $  8,881,568  $  12,304,560
                                                                                        -------------  ------------  -------------
                                                                                        -------------  ------------  -------------

                See notes to consolidated financial statements.

                              POSSIS MEDICAL, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                                             NINE MONTHS ENDED
                                                                               YEAR ENDED JULY 31,               APRIL 30,
                                                          ------------------------------------------     -----------------------
                                                               1992          1993            1994           1994          1995
                                                           -----------    -----------    -----------     ----------    ---------
                                                                                                              (Unaudited)

Revenues:
 Medical products (NOTES 9 & 10) . . . . . . . . . . .     $ 4,425,319    $ 5,169,100     $3,140,335     $3,039,530    $  220,235
 Net heart valve patent
  payments (NOTE 6). . . . . . . . . . . . . . . . . .       2,653,593      3,172,602      2,998,091      2,025,911     1,782,343
 Payments relating to lead business (NOTE 11). . . . .              --             --        176,292         79,500       410,118
 Sales agreement revenue (NOTE 13) . . . . . . . . . .              --             --             --             --       750,000
 Gain on sale of lead business (NOTE 11) . . . . . . .              --             --        647,816        647,816            --
 Gain on sale of real estate (NOTE 12) . . . . . . . .              --             --        957,573        957,573            --
 Interest and other income . . . . . . . . . . . . . .          81,515         92,971         85,397         55,770       295,844
                                                           -----------   ------------    -----------    -----------    ----------
  Total revenues . . . . . . . . . . . . . . . . . . .       7,160,427      8,434,673      8,005,504      6,806,100     3,458,540

Cost of sales and other expenses:
 Cost of medical products. . . . . . . . . . . . . . .       2,166,915      2,734,644      3,675,461      2,957,049     2,531,851
 Selling, general and administrative . . . . . . . . .       1,550,821      2,124,767      1,706,420      1,256,896     1,540,666
 Research and development (NOTE 9) . . . . . . . . . .       2,836,380      3,613,050      3,745,762      3,060,252     2,306,865
 Interest. . . . . . . . . . . . . . . . . . . . . . .         135,113        142,992        124,104        106,757        19,733
                                                           -----------   ------------    -----------    -----------    ----------
  Total cost of sales and other expenses . . . . . . .       6,689,229      8,615,453      9,251,747      7,380,954     6,399,115
                                                           -----------   ------------    -----------    -----------    ----------

Income (loss) from continuing operations . . . . . . .         471,198       (180,780)    (1,246,243)      (574,854)   (2,940,575)
Income (loss) from discontinued operations,
 including gain (loss) on disposal-net
 (NOTE 2). . . . . . . . . . . . . . . . . . . . . . .         152,935     (1,330,884)       523,504        273,986       315,533
                                                           -----------   ------------    -----------    -----------    ----------

Net income (loss). . . . . . . . . . . . . . . . . . .     $   624,133    $(1,511,664)    $ (722,739)    $ (300,868)$    (2,625,042)
                                                           -----------   ------------    -----------    -----------    ----------
                                                           -----------   ------------    -----------    -----------    ----------
Weighted average number of common and
 common equivalent shares outstanding. . . . . . . . .       8,237,971      8,361,347      8,435,818      8,429,386     9,648,751
                                                           -----------   ------------    -----------    -----------    ----------
                                                           -----------   ------------    -----------    -----------    ----------
Earnings (loss) per common and
 common equivalent share
  Continuing operations. . . . . . . . . . . . . . . .      $      .06    $      (.02)    $     (.15)       $  (.07)   $     (.30)
  Discontinued operations. . . . . . . . . . . . . . .             .02           (.16)           .06            .03           .03
                                                           -----------   ------------    -----------    -----------    ----------

Net. . . . . . . . . . . . . . . . . . . . . . . . . ..     $      .08    $      (.18)    $     (.09)       $  (.04)   $     (.27)
                                                           -----------   ------------    -----------    -----------    ----------
                                                           -----------   ------------    -----------    -----------    ----------


See notes to consolidated financial statements.

                             POSSIS MEDICAL, INC.
               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                                    COMMON STOCK
                                             --------------------------      ADDITIONAL                  RETAINED
                                              NUMBER OF                       PAID-IN        UNEARNED    EARNINGS
                                                SHARES         AMOUNT         CAPITAL     COMPENSATION   (DEFICIT)        TOTAL
                                             -----------     ----------    -----------    ------------ -------------   -----------
BALANCE, AUGUST 1, 1991. . . . . . . . . .    $8,195,201     $3,278,081    $ 5,995,809    $     --     $ (3,149,779)   $ 6,124,111
Employee stock
 purchase plan . . . . . . . . . . . . . .        25,640         10,256         82,306           --              --         92,562
Stock options exercised. . . . . . . . . .        35,456         14,182        113,592           --              --        127,774
Net income . . . . . . . . . . . . . . . .            --             --             --           --         624,133        624,133
                                             -----------     ----------    -----------    ------------ -------------   -----------
BALANCE, JULY 31, 1992 . . . . . . . . . .     8,256,297      3,302,519      6,191,707           --      (2,525,646)     6,968,580

Employee stock
 purchase plan . . . . . . . . . . . . . .        14,996          5,998        113,520           --              --        119,518
Stock options issued
 to directors (NOTE 5) . . . . . . . . . .            --             --         26,747           --              --         26,747
Stock options and
 warrants exercised. . . . . . . . . . . .       105,793         42,317        323,264           --              --        365,581
Stock grants and amortization
 (NOTE 5). . . . . . . . . . . . . . . . .        42,717         17,087        257,182     (295,668)                       (21,399)
Net loss . . . . . . . . . . . . . . . . .            --             --             --           --      (1,511,664)    (1,511,664)
                                             -----------     ----------    -----------    ------------ -------------   -----------
BALANCE, JULY 31, 1993 . . . . . . . . . .     8,419,803      3,367,921      6,912,420     (295,668)     (4,037,310)     5,947,363

Employee stock purchase plan . . . . . . .        16,019          6,408         95,714                                     102,122
Stock options issued to
 directors (NOTE 5). . . . . . . . . . . .            --             --         62,100           --              --         62,100
Stock options exercised. . . . . . . . . .        20,430          8,172        109,855           --              --        118,027
Unearned stock compensation
 amortization. . . . . . . . . . . . . . .            --             --             --      176,832              --        176,832
Net loss . . . . . . . . . . . . . . . . .            --             --             --           --        (722,739)      (722,739)
                                             -----------     ----------    -----------    ------------ -------------   -----------
BALANCE, JULY 31, 1994 . . . . . . . . . .     8,456,252      3,382,501      7,180,089     (118,836)     (4,760,049)     5,683,705

Employee stock purchase plan . . . . . . .        10,932          4,373         65,319           --              --         69,692
Stock options issued to directors. . . . .                                      44,849           --              --         44,849
Stock options exercised. . . . . . . . . .        55,499         22,199         92,925           --              --        115,124
Stock grants . . . . . . . . . . . . . . .        11,628          4,651         59,303           --              --         63,954
Stock offering . . . . . . . . . . . . . .     1,402,500        561,000      6,592,109           --              --      7,153,109
Unearned stock compenstation
 amortization. . . . . . . . . . . . . . .            --             --             --       55,617              --         55,617
Net loss . . . . . . . . . . . . . . . . .            --             --             --           --      (2,625,042)    (2,625,042)
                                             -----------     ----------    -----------    ------------ -------------   -----------
BALANCE, APRIL 30, 1995. . . . . . . . . .    $9,936,811     $3,974,724    $14,034,594    $ (63,219)   $ (7,385,091)   $10,561,008
                                             -----------     ----------    -----------    ------------ -------------   -----------
                                             -----------     ----------    -----------    ------------ -------------   -----------
 (unaudited)


See notes to consolidated financial statements.

                              POSSIS MEDICAL, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                            NINE MONTHS ENDED
                                                                       YEAR ENDED JULY 31,                     APRIL 30,
                                                            -------------------------------------    -----------------------------
                                                                1992           1993        1994          1994             1995
                                                             ---------     ----------  ----------    ----------       -----------
                                                                                                          (UNAUDITED)
OPERATING ACTIVITIES:
Net income (loss). . . . . . . . . . . . . . . . . . . .     $ 624,133    $(1,511,664) $ (722,739)   $ (300,868)      $(2,625,042)

Adjustments to reconcile net income (loss) to
   net cash provided by (used in) operating
   activities:
    Gain on sale of discontinued operations. . . . . . .       (66,517)            --     (68,123)      (33,238)               --
    (Gain) loss on disposal of assets. . . . . . . . . .           (47)       (43,936)        245            --             5,631
    Gain on sale of lead business. . . . . . . . . . . .            --             --    (647,816)     (647,816)               --
    Gain on sale of real estate. . . . . . . . . . . . .            --             --    (957,573)     (957,573)               --
    Depreciation . . . . . . . . . . . . . . . . . . . .       498,694        509,891     353,584       307,846           265,839
    Amortization of goodwill . . . . . . . . . . . . . .        72,000         72,000      72,000        54,000            54,000
    Stock compensation . . . . . . . . . . . . . . . . .            --        165,206     238,930       203,279            55,617
    (Increase) decrease in receivables . . . . . . . . .    (1,203,277)      (443,618)  1,537,092     2,735,172         1,985,796
    (Increase) decrease in inventories . . . . . . . . .     1,488,086       (426,270)    (18,722)      168,966            64,753
    (Increase) decrease in other current assets. . . . .      (132,686)       (16,023)   (159,734)       (2,206)           82,871
    Increase (decrease) in trade accounts
       payable . . . . . . . . . . . . . . . . . . . . .      (520,702)       226,483    (457,786)     (502,544)            7,925
    Increase (decrease) in accrued and other
       current liabilities.. . . . . . . . . . . . . . .       375,473      1,150,138    (367,340)     (919,213)         (958,135)
    Other. . . . . . . . . . . . . . . . . . . . . . . .      (310,258)      (172,121)         --      (104,997)               --
                                                             ---------     ----------  ----------    ----------       -----------
    Net cash provided by (used in) operating
       activities. . . . . . . . . . . . . . . . . . . .       824,899       (489,914) (1,197,982)          808        (1,060,745)
INVESTING ACTIVITIES:
Proceeds from sale of discontinued operations. . . . . .       787,500        150,000   1,111,792     1,262,305           337,179
Additions to plant and equipment . . . . . . . . . . . .      (622,962)      (578,576)   (553,506)     (495,714)         (488,857)
Proceeds from sale of fixed assets . . . . . . . . . . .           886         85,000         430            --             2,728
Proceeds upon disposal of real estate. . . . . . . . . .            --             --   1,200,000     1,200,000                --
Proceeds upon sale of lead business. . . . . . . . . . .            --             --   1,100,000     1,100,000                --
Purchase of marketable securities. . . . . . . . . . . .            --             --          --            --        (9,553,113)
Proceeds from sale/maturity of marketable
   securities. . . . . . . . . . . . . . . . . . . . . .            --             --          --            --         7,245,467
                                                             ---------     ----------  ----------    ----------       -----------

Net cash provided by (used in) investing
   activities. . . . . . . . . . . . . . . . . . . . . .       165,424       (343,576)  2,858,716     3,066,591        (2,456,596)

FINANCING ACTIVITIES:
Proceeds from notes payable. . . . . . . . . . . . . . .       100,920             --     143,928       143,928           115,673
Repayment of long-term debt. . . . . . . . . . . . . . .       (26,689)       (31,091)   (803,136)     (783,179)         (574,925)
Increase (decrease) in bank overdrafts . . . . . . . . .      (336,574)            --          --            --                --
Proceeds from issuance of stock and
   exercise of options and warrants. . . . . . . . . . .       220,336        485,099     198,988       177,738         7,401,879
                                                             ---------     ----------  ----------    ----------       -----------

Net cash provided by (used in) financing
   activities. . . . . . . . . . . . . . . . . . . . . .       (42,007)       454,008    (460,220)     (461,513)        6,942,627
                                                             ---------     ----------  ----------    ----------       -----------

Increase (decrease) in cash and cash
   equivalents . . . . . . . . . . . . . . . . . . . . .       948,316       (379,482)  1,200,514     2,605,886         3,425,286

Cash and cash equivalents at beginning of
   period. . . . . . . . . . . . . . . . . . . . . . . .            --        948,316     568,834       568,834         1,769,348
                                                             ---------     ----------  ----------    ----------       -----------
Cash and cash equivalents at end of period . . . . . . .     $ 948,316     $  568,834  $1,769,348    $3,174,720       $ 5,194,634
                                                             ---------     ----------  ----------    ----------       -----------
                                                             ---------     ----------  ----------    ----------       -----------
Supplemental cash flow disclosure:
Notes receivable taken in conjunction with the
   sale of discontinued operations (NOTE 2). . . . . . .     $ 750,000     $       --  $       --    $       --       $        --
Cash paid for interest . . . . . . . . . . . . . . . . .       135,113        131,408     130,313       106,757            19,733
Inventory transferred to fixed assets. . . . . . . . . .        22,060             --      21,298            --            40,570


See notes to consolidated financial statements.

                              POSSIS MEDICAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of Possis Medical, Inc. (the Company, formerly Possis Corporation) and its wholly-owned subsidiaries, Possis Holdings, Inc; JEI Liquidation, Inc. (Jet Edge) (NOTE 2) and Possis Medical Europe B.V., after elimination of intercompany accounts and transactions.

    Possis Medical, Inc. is a developer, manufacturer and marketer of medical devices. The Company was incorporated in 1956 and has operated several businesses over the last 39 years. In 1990 the Board of Directors decided to focus on medical products, which led to the sale of the Technical Services division in 1991 and the Jet Edge industrial waterjet business in 1994. In March 1994 the Company sold its OEM pacemaker leads business because it anticipated that revenues from its pacemaker leads business would decline due to a pacemaker lead technology shift. The name of the Company was changed to Possis Medical, Inc. in 1993. In January 1995, the Company established a 100% owned subsidiary (Possis Medical Europe B.V.) in The Netherlands to support international product distribution.

    UNAUDITED FINANCIAL STATEMENTS The consolidated balance sheet as of April 30, 1995, the consolidated statements of operations and cash flows for the nine months ended April 30, 1994 and 1995, and the consolidated statements of shareholders' equity for the nine months ended April 30, 1995 and related information contained in these notes have been prepared by management of the Company without audit. In the opinion of management, all accruals (consisting only of normal recurring accruals) which are necessary for a fair presentation of financial position and results of operations for such periods have been made. Results for an interim period should not be considered as indicative of results for a full year.

    INVENTORIES Inventories are stated at the lower of cost (on the first-in, first-out basis) or market.

    PROPERTY, DEPRECIATION, AND AMORTIZATION Property is carried at cost and depreciated using the straight-line method over estimated useful lives of the assets at the following annual rates:

Building...................................................      3-10%
Machinery and equipment....................................     10-25%

    GOODWILL Goodwill is being amortized on a straight-line basis over 13 1/2 years, based on the remaining life of patent rights related to the Perma-Flow-Registered Trademark- graft acquired in 1988. Accumulated amortization at July 31, 1994 and April 30, 1995 was $429,500 and $483,500, respectively.

    INCOME TAXES The Company changed its method of accounting for income taxes in 1992 (SEE NOTE 4). Certain items are accounted for tax purposes in a different period than for financial statement purposes.

    REVENUE RECOGNITION Revenue associated with medical products sales is recognized when products are shipped. Heart valve patent revenue and royalty payments related to the lead business sale are accrued based on estimated sales of the companies making the royalty payments.

    EARNINGS PER SHARE The Company's outstanding stock options and stock warrants were considered in the computation of earnings per share except in 1993, 1994 and the nine months ended April 30, 1994 and 1995, when the impact would have been antidilutive because of the net loss. The difference between primary and fully diluted earnings per share was not significant in any period.

    CASH EQUIVALENTS The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

                              POSSIS MEDICAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


    MARKETABLE SECURITIES Effective August 1, 1994 the Company adopted Statement of Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities. All Company securities as of April 30, 1995 are classified as available-for-sale and carried at fair value. There was no material difference between amortized cost and fair value for the marketable securities at adoption or at April 30, 1995. Company operating cash investment objectives are principally security and a reasonable return. Fiscal 1995 investments include U.S. Treasury securities, existing or former federal agency securities and high quality commercial paper, all with maturities of less than a year.

2.  DISCONTINUED OPERATIONS

    WATERJET EQUIPMENT In April 1993, the Company decided to discontinue its waterjet equipment business (Jet Edge). A reserve of $850,000 for the estimated loss on disposal of Jet Edge was established at July 31, 1993. The business was sold on January 28, 1994 to TC/ American Monorail, Inc. Under the terms of the sale, the Company received $963,000 for certain inventory, fixed assets, and intangible assets. The sale resulted in a book gain of approximately $68,000. The Company retained all liabilities and the right to all proceeds from the collection of the accounts receivable.

    A summary of the assets and liabilities of the waterjet equipment business at July 31, 1993 and 1994 is as follows:

                                                                                                 JULY 31,
                                                                                        --------------------------
                                                                                            1993          1994
                                                                                        -------------  -----------
ASSETS
Receivables, net......................................................................  $   1,266,000  $   215,160
Inventories:
  Raw materials.......................................................................      1,056,000      --
  Work-in-process.....................................................................        494,000      --
  Finished goods......................................................................        311,000      --
Machinery and equipment, net..........................................................        218,000      --
                                                                                        -------------  -----------
    Total assets......................................................................      3,345,000      215,160
LIABILITIES
Trade accounts payable................................................................        213,000      --
Accrued liabilities...................................................................        336,000       30,000
Reserve for loss on disposal of segment...............................................        850,000      --
                                                                                        -------------  -----------
    Total liabilities.................................................................      1,399,000       30,000
    Net...............................................................................  $   1,946,000  $   185,160
                                                                                        -------------  -----------
                                                                                        -------------  -----------

    TECHNICAL SERVICES On September 29, 1991, the Company sold its Technical Services division to Advance Technical Services, Inc. (ATS) which is 51% owned by a former officer of the Company. Under the terms of the sale, the Company received approximately $550,000 in cash and a note of $250,000 for the net assets of the business and realized a gain of $66,517. In addition, the Company will receive a percentage of ATS's annual revenues in excess of a specified amount for a five-year period, up to a maximum of $2,000,000. These amounts are recognized as income when received or when collection is reasonably assured. As part of the sale, the Company also received $200,000 in cash and a note of $500,000 for an agreement not to compete for a five-year period; income from this agreement is recognized ratably over the period of the agreement.

                              POSSIS MEDICAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


    Notes receivable related to the Technical Services division at July 31, 1993 and 1994 and April 30, 1995 are as follows:

                                                                                   JULY 31,
                                                                          --------------------------   APRIL 30,
                                                                              1993          1994          1995
                                                                          ------------  ------------  ------------
                                                                                                      (UNAUDITED)
9% note receivable, due in 20 quarterly installments of principal and
 interest through October 1, 1996.......................................  $    162,500  $    112,500  $     75,000
Note receivable, no interest, principal due in five equal annual
 installments on October 1, 1992 through October 1, 1996................       400,000       300,000       200,000
Discount on noninterest bearing note (amortized over the term of the
 note)..................................................................       (82,593)      (56,511)      (36,949)
                                                                          ------------  ------------  ------------
                                                                               479,907       355,989       238,051
Less current portion....................................................      (123,918)     (123,918)     (123,918)
                                                                          ------------  ------------  ------------
                                                                          $    355,989  $    232,071  $    114,133
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

    OPERATING RESULTS FROM DISCONTINUED OPERATIONS Operating results of the waterjet equipment business and Technical Services division were as follows for the years ended July 31, 1992, 1993, and 1994 and the nine months ended April 30, 1995:

                                                                   YEAR ENDED JULY 31,               NINE MONTHS
                                                       --------------------------------------------  ENDED APRIL
                                                           1992            1993           1994         30, 1995
                                                       -------------  --------------  -------------  ------------
                                                                                                     (UNAUDITED)
Sales................................................  $   7,611,843  $    5,525,106  $   3,400,170   $   --
                                                       -------------  --------------  -------------  ------------
                                                       -------------  --------------  -------------  ------------
Income (loss) from operations........................  $     (48,812) $     (221,923) $     142,259       --
Amortization of not-to-compete agreement.............         94,930         113,916        113,916       85,437
Percentage of ATS revenues...........................         60,300         188,279        199,206      150,290
                                                       -------------  --------------  -------------  ------------
Income before income taxes...........................        106,418          80,272        455,381       --
Income taxes.........................................        (20,000)       --             --             --
                                                       -------------  --------------  -------------  ------------
                                                              86,418          80,272        455,381      235,727
Gain or estimated (loss) on disposal, including, for
 Jet Edge, provision for estimated losses from
 measurement date to date of disposal................         66,517      (1,411,156)        68,123       79,806
                                                       -------------  --------------  -------------  ------------
Net income (loss)....................................  $     152,935  $   (1,330,884) $     523,504   $  315,533
                                                       -------------  --------------  -------------  ------------
                                                       -------------  --------------  -------------  ------------

    Income tax expense consists of federal and Minnesota alternative minimum taxes. No additional income tax expense or benefit is recognized due to nonrecognizable benefits of net operating loss carryforwards in 1993, 1994 and 1995 and the utilization of net operating loss carryforwards in 1992.

                              POSSIS MEDICAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.  LONG-TERM DEBT
    Long-term debt at July 31, 1993 and 1994 and April 30, 1995 is as follows:

                                                                                  JULY 31,
                                                                        ----------------------------   APRIL 30,
                                                                            1993           1994          1995
                                                                        -------------  -------------  -----------
                                                                                                      (UNAUDITED)
11% mortgage payable, principal due in full in May 1995, interest only payable quarterly, collateralized by the Company's land, buildings,
 equipment and inventory..............................................  $   1,000,000  $     500,000   $  --
9% note payable, principal due in full in May 1995, interest only
 payable quarterly, collateralized by the Company's equipment.........        250,000       --            --
9.75% note payable, principal and interest payable monthly, final payment due in April 1995, collateralized by the Company's
 equipment............................................................         63,944         28,740      --
8.25% note payable, principal and interest payable monthly, final payment due in February 1997, collateralized by the Company's
 equipment............................................................       --              125,996      92,131
9.90% note payable, principal and interest payable monthly, final payment due in November 1997, collateralized by the Company's
 equipment............................................................       --             --            65,930
9.75% note payable, principal and interest payable monthly, final payment due in November 1998, collateralized by the Company's
 equipment............................................................       --             --            19,002
10.15% note payable, principal and interest payable monthly, final payment due in December 1998, collateralized by the Company's
 equipment............................................................       --             --            18,422
                                                                        -------------  -------------  -----------
                                                                            1,313,944        654,366     195,485
Less current maturities...............................................        (35,204)      (574,366)    (81,103)
                                                                        -------------  -------------  -----------
                                                                        $   1,278,740  $      80,370   $ 114,382
                                                                        -------------  -------------  -----------
                                                                        -------------  -------------  -----------

    Maturities of debt for the three months ending July 31, 1995 and the twelve-month periods ending July 31, 1996, 1997, 1998, and 1999 are $19,605, $82,925, $67,686, $20,756, and $4,513, respectively.

                              POSSIS MEDICAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.  INCOME TAXES
    In 1992, the Company adopted Statement of Financial Accounting Standard No. 109 (SFAS 109), "Accounting for Income Taxes." There was no cumulative effect of this change on the August 1, 1991 retained deficit or on net income reported in the 1992 consolidated statements of income.

    At July 31, 1994, the Company has net operating loss carryforwards of approximately $4,200,000 for financial reporting purposes; $3,950,000 for federal tax purposes, which expire in 2002 through 2009; and $1,860,000 for Minnesota tax purposes, which expire in 2002 through 2009.

    In addition, at July 31, 1994 the Company has approximately $950,000 in federal tax credits, substantially all of which is a research and development tax credit which expire from 1999 through 2009, and $77,000 AMT credit which does not expire.

    Deferred tax assets and liabilities as of July 31 are described in the table below. The Company has not recorded any net deferred tax assets due to the uncertainty of realizing such assets.

                                                                                         1993            1994
                                                                                    --------------  --------------
Current assets (liabilities):
Allowance for doubtful accounts...................................................  $      124,000  $       48,000
Inventory.........................................................................         701,000         340,000
Accrued vacation..................................................................          54,000          50,000
Heart valve patent payments.......................................................        (758,000)       (750,000)
Other.............................................................................         (32,000)         48,000
                                                                                    --------------  --------------
                                                                                            89,000        (264,000)
Less valuation allowance..........................................................         (89,000)       --
                                                                                    --------------  --------------
Net...............................................................................  $     --        $     (264,000)
                                                                                    --------------  --------------
                                                                                    --------------  --------------
Long-term assets:
Net operating losses..............................................................  $    1,540,000  $    1,680,000
Amortization of patents...........................................................         112,000         117,000
Depreciation......................................................................          45,000          (4,000)
                                                                                    --------------  --------------
                                                                                         1,697,000       1,793,000
Less valuation allowance..........................................................      (1,697,000)     (1,529,000)
                                                                                    --------------  --------------
Net...............................................................................  $     --        $      264,000
                                                                                    --------------  --------------
                                                                                    --------------  --------------

                              POSSIS MEDICAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    The effective income tax rate differed from the U.S. federal statutory rate for each of the three years ended July 31, as follows:

                                                                               1992         1993         1994
                                                                           ------------  ----------  ------------
Tax provision (credit) on income (loss) from continuing operations
 computed at statutory rate of 34%.......................................  $    160,207  $  (61,465) $   (423,640)
Increases (decreases) in tax due to:
  Utilization of net operating loss carryforwards........................      (160,207)     --           --
  Nonrecognizable benefits of net operating loss carryforwards...........       --           61,465       423,640
                                                                           ------------  ----------  ------------
    Total income tax expense-continuing operations.......................  $    --       $   --      $    --
                                                                           ------------  ----------  ------------
                                                                           ------------  ----------  ------------

5.  COMMON STOCK

    STOCK OPTIONS Certain officers, directors, key employees, and certain other individuals may purchase common stock of the Company under stock option plans.

    In 1992, the Company established the 1992 Stock Compensation Plan (the "1992 Plan"), which replaces the 1983 and 1985 plans. Although the 1983 and 1985 plans remain in effect for options outstanding, no new options may be granted under these plans.

    The 1992 Plan authorizes awards of the following types of equity-based compensation: Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock, Deferred Stock, Annual Grants of Stock Options to Directors, Stock Options to Directors in Lieu of Compensation for Services rendered as Directors, and Other Stock-Based Awards valued in whole or in part by reference to stock of the Company. No Incentive Stock Options may be granted on or after August 1, 2002, nor shall such options remain valid beyond ten years following the date of grant.

    The total number of shares of stock reserved and available for distribution under the 1992 Plan was 600,000 shares, a maximum of 350,000 of which may be issued as Incentive Stock Options. The total number of shares reserved and available for distribution under the plan shall be increased annually on January 2 by 1% of the number of shares of the Company's common stock outstanding at July 31 of each prior fiscal year. At April 30, 1995, there were 447,791 shares available for grant under the 1992 Plan.

    In 1983, the Company established an Incentive Stock Option Plan. A maximum of 545,000 shares has been authorized under the plan at an option price of at least 100% of the fair market value at date of grant. The options become exercisable at date of grant, except for those options granted after March 17, 1985, which vest ratably over a three or four-year period. All options expire ten years from date of grant.

                              POSSIS MEDICAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    In 1985, the Company established a Nonqualified Stock Option Plan under which a maximum of 200,000 shares has been authorized to be granted at a price of at least 100% of the fair market value at date of grant. The options vest ratably over a three or four year period and expire not more than ten years from date of grant.

    In 1989, as part of an exchange of the Company's common stock for a 13% minority interest in Possis Medical, Inc., the Company granted to the former minority owner of Possis Medical, Inc. a four-year option to purchase 12,500 shares at an exercise price of $3.00 per share. In 1992, these options were exercised.

    In 1991, the Company granted 12,750 noncompensatory options exercisable at $7.125 per share to Z. C. Possis, former Chief Executive Officer of the Company. These options vested ratably over a three-year period and expire not more than ten years from date of grant. At April 30, 1995, none of these options had been exercised.

    In fiscal 1991, 1993 and 1994 and through April 30, 1995, the Company granted 7,015, 5,219, 16,560, and 11,574 compensatory options, respectively, to its outside directors in lieu of cash payments for directors' fees. The exercise price of these options range from $3.75 to $5.125. The 1993, 1994 and 1995 options were granted under the 1992 Plan.

    A summary of changes in outstanding options for each of the three years ended July 31, 1992, 1993 and 1994, and the nine months ended April 30, 1995 follows:

                                                              YEAR ENDED JULY 31,                   NINE MONTHS
                                               -------------------------------------------------       ENDED
                                                    1992             1993             1994        APRIL 30, 1995
                                               ---------------  ---------------  ---------------  ---------------
                                                                                                    (UNAUDITED)
Shares under option at beginning of year.....          570,699          610,909          751,835          870,478
Options granted -- 1983 plan.................          103,500        --               --               --
Options granted -- 1985 plan.................           15,000        --               --               --
Options granted -- 1992 plan.................        --                 149,219          163,560           33,374
Options granted -- other.....................        --               --               --               --
Options exercised............................          (35,456)          (5,793)         (23,417)        (104,250)
Options canceled.............................          (42,834)          (2,500)         (21,500)         (33,500)
                                               ---------------  ---------------  ---------------  ---------------
  Shares under option at end of year.........          610,909          751,835          870,478          766,102
  Shares exercisable at end of year..........          349,327          470,710          546,603          470,903
                                               ---------------  ---------------  ---------------  ---------------
                                               ---------------  ---------------  ---------------  ---------------
Exercise price of options granted............  $    8.625-9.50  $   5.125-10.25  $     3.75-7.50  $    3.875-7.75
Exercise price of options exercised..........  $    2.75-5.625  $     2.75-4.87  $     2.75-8.62  $   2.625-7.125
Market price of options exercised............  $   7.625-10.50  $    7.00-10.00  $    5.71-10.25  $    5.75-8.625
Aggregate market value of options
 exercised...................................  $       328,123  $        48,022  $        53,587  $       696,938

    In 1993, the Company granted 37,000 shares of restricted stock to employees under the terms of the 1992 Plan, which vest 7,400 shares each on December 2, 1993 and June 3, 1994 through 1997. Approximately $128,000 was accrued to pay the estimated withholding taxes on those shares as management believes that the employees will elect to receive fewer shares in lieu of paying the withholding taxes. In case of termination of the employees, with the exception of those shares that vested December 2, 1993, unvested shares are forfeited. Unearned compensation of $342,250 was recorded at the date of grant and will be recognized over the vesting period. In addition, the Company issued 5,717 shares of deferred stock under the 1992 Plan which were fully vested at July 31, 1993. In fiscal 1993
                                      F-13

                              POSSIS MEDICAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

and 1994, and the nine months ended April 30, 1995, total compensation expense of $138,459, $176,832 and $55,616, respectively, was recognized on these shares.

    STOCK WARRANTS Stock purchase warrants held by unrelated parties representing the right to purchase an aggregate of 26,400 shares of the Company's common stock at $8.52 a share were outstanding at July 31, 1994 and April 30, 1995. These warrants do not have an expiration date and must be exercised if the market value of the Company's common stock exceeds $22.73 per share for a specified period.

    On September 15, 1994, warrants to purchase 120,000 shares of common stock at $6.90 per share were issued to John G. Kinnard and Company, Incorporated in conjunction with the Company's September 1994 public offering. As of April 30, 1995, all warrants were outstanding.

    EMPLOYEE STOCK PURCHASE PLAN The Employee Stock Purchase Plan, effective January 1, 1991, enables eligible employees, through payroll deduction, to purchase the Company's common stock at the end of each calendar year. The purchase price is the lower of 85% of the fair market value of the stock on the first or last day of the calendar year. The Company issued 700 shares in 1991, 25,640 shares in 1992, 14,996 shares in 1993, 16,019 shares in 1994 and 10,932 shares through April 30, 1995.

6.  RELATED-PARTY TRANSACTIONS
    The Company and St. Jude Medical, Inc. (St. Jude), an unrelated corporation, entered into an agreement under which the Company transferred to St. Jude its entire right, title, and interest in the patents relating to a prosthetic heart valve developed by Z. C. Possis, former Chief Executive Officer of the Company, on his own time and without consideration. Under the terms of the agreement, St. Jude remitted royalty payments to the Company for sales through March 14, 1995 equal to 2% of St. Jude's total net sales of heart valves in excess of $4,052,000 per year. The Company has agreed to remit 25% of such payments to a group of individuals including a shareholder of the Company, three relatives of
Z. C. Possis, and four unrelated persons, and 11.25% (7.5% through February
1992) to Z. C. Possis or his estate. As of July 31, 1993 and 1994 and April 30, 1995, $1,076,987, $1,062,182 and $342,711, respectively, has been accrued as a liability for such payments.

7.  401(K) PLAN
    The Company has an employees' savings and profit sharing plan for all qualified employees who have completed one year of service. Company contributions are made at the discretion of the Board of Directors subject to the maximum amount allowed under the Internal Revenue Code. Contributions for the years ended July 31, 1992, 1993 and 1994 and the nine months ended April 30, 1994 and 1995 were $90,130, $109,934, $98,417, $87,061 and $55,948, respectively.

8.  LEASE COMMITMENTS
    The Company's medical products operation is conducted from a leased facility under an operating lease which expires in August 1996. The Company is currently negotiating an extension of its current lease. Rental payments under the lease are guaranteed by a letter of credit in the amount of $136,000 at July 31, 1994 and $68,000 at April 30, 1995. Rental expense charged against earnings was $292,311 in 1992, $325,186 in 1993, $340,342 in 1994, and $283,074 and $288,585
for the nine months ended April 30, 1994 and 1995, respectively. The future minimum annual rentals on this noncancelable operating lease at July 31, 1994 are $391,000, $409,000, and $35,000 in fiscal 1995 through 1997, including estimated additional operating costs.

                              POSSIS MEDICAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.  RESEARCH AND DEVELOPMENT
    The Company has had agreements for joint funding of certain research and development costs related to the Company's products and projects. In connection therewith, the Company recorded medical products revenue of approximately $91,000, $181,000, and $576,000 in 1992, 1993, and 1994, respectively, in exchange for the rights to the use of certain technology and products. Additionally, the Company received reimbursement of research and development costs (which is netted against expense) of $657,000 in 1992.

10. SALES TO MAJOR CUSTOMERS
    The Company's continuing operations are in one segment, the design and production of cardiovascular-related devices for use in health care. In 1992, sales to three customers amounted to 62%, 15%, and 14% of medical product revenue. In 1993, sales to one customer amounted to 83% of medical product revenue, and in 1994 sales to two customers amounted to 70% and 14% of medical product revenue. In the nine months ended April 30, 1994 and 1995, sales to two customers amounted to 69% and 15% and 68% and 14% of medical products revenue, respectively.

11. SALE OF LEAD BUSINESS
    On March 18, 1994, the Company sold the assets of the pacemaker leads product line to Innovex, Inc. The Company received $1,100,000 in cash in exchange for $451,786 in inventories and fixed assets, recording a gain of $647,816. In addition, the Company received a 75% royalty on gross sales of leads and related services for a twelve-month period. The pacemaker leads was a product line and component of the medical products segment. Since other components of this segment (research and development activities and initial production of new products) are continuing, the sale of the leads business has not been reported as a discontinued operation.

12. SALE OF REAL ESTATE
    In March 1994, the Company closed on the sale of its land, buildings and leasehold improvements associated with the Jet Edge business to TC/American Monorail, Inc. The property sold for $1,200,000, and the Company recorded a gain on the sale of $957,573. All Company operations are now conducted at the leased facility in Plymouth, Minnesota.

13. PRODUCT SUPPLY AND DISTRIBUTION AGREEMENT
    On December 30, 1994, the Company executed a Supply and Distribution Agreement with Bard Vascular Systems Division, C.R. Bard, Inc. ("Bard"). The Agreement granted to Bard exclusive worldwide sales and marketing rights to the Possis Perma-Seal Dialysis Access Graft for an initial 10-year term, renewable for the life of applicable patents. The Agreement called for a payment to the Company of $250,000 upon signing and up to an additional $2,750,000 upon achievement of specified regulatory and commercialization milestones. Through April 30, 1995, the Company received $750,000 in such payments.

                                    GLOSSARY

AUTOGENOUS GRAFT...........  a graft using a patient's own vessels or organs.

A-V ACCESS.................  arterial to venous access.

CORONARY PERFUSION.........  the passage of fluid through the arteries of the heart.

CRYOPRESERVED..............  preserved by freezing at a very low temperature.

ENDOVASCULAR GRAFT.........  a  graft  designed to  be  implanted within  an  existing blood vessel.

FLUOROSCOPY................  examination by means of a device using radiation.

ISCHEMIA...................  deficiency of blood in a conduit due to functional constriction or actual obstruction.

LYTIC THERAPY..............  the use of thrombolytic drugs as a treatment for the removal of blood clot ("thrombolysis").

MORBIDITY..................  diseased condition or state.

MYOCARDIAL
 INFARCTION-ACUTE..........  gross  tissue  death  of  the  heart  muscle  as  a  result  of interruption of the blood supply to the area.

NEPHROLOGIST...............  an  expert  in  the  scientific study  of  the  kidney  and the treatment of kidney disease.

PATENCY; PATENT............  the condition  of  being wide  open,  i.e. free  flowing  blood through a conduit.

PERCUTANEOUS TRANSLUMINAL
 ANGIOPLASTY (PTA).........  dilation  of  a blood  vessel by  means  of a  balloon catheter inserted through the skin and into the blood vessel, where  the balloon is used to flatten plaque against the wall of the blood vessel.

PRE-CLINICAL DEVELOPMENT...  early  stage of  medical device  development preceding clinical trials; often includes animal model testing.

PULMONARY EMBOLISM.          the sudden  closure  of the  pulmonary  artery or  one  of  its branches by a clot or foreign material.

RENAL FAILURE..............  the  inability of the  kidneys to clean  the blood under normal conditions, or  the  inability  to  retain  electrolytes  under normal intake.

SAPHENOUS..................  pertaining  to either of the two large superficial veins of the leg.

STENT......................  a device used to provide  support for tubular structures,  such as arteries and veins.

THROMBECTOMY...............  removal of a clot in a blood vessel.

UNSTABLE ANGINA............  serious,  unpredictable spasmodic, choking  or suffocative pain associated with coronary distress.

VASCULAR ACCESS FAILURE....  inability of A-V access graft to allow the flow of blood to the dialysis machine.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                      PAGE
                                                    ---------

Available Information.............................          1
Incorporation of Certain Documents by Reference...          1
Prospectus Summary................................          3
Risk Factors......................................          5
Recent Developments...............................          9
Use of Proceeds...................................          9
Dilution..........................................          9
Price Range of Common Stock.......................         10
Capitalization....................................         10
Dividend Policy...................................         10
Selected Consolidated Financial Data..............         11
Management's Discussion and Analysis of Financial
 Condition and Results of Operations..............         12
Business..........................................         15
Management........................................         24
Principal and Selling Shareholders................         26
Description of Common Stock.......................         27
Underwriting......................................         28
Legal Matters.....................................         29
Experts...........................................         29
Index to Consolidated Financial Statements........        F-1

                          GLOSSARY INSIDE BACK COVER


                                1,910,000 SHARES

                                      LOGO

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                 DAIN BOSWORTH
                                  INCORPORATED

                          J OHN G. KINNARD AND COMPANY,
                                  INCORPORATED

                                          , 1995

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth estimated expenses payable by the Registrant in connection with the offering and sale of the Common Stock being registered hereunder, other than underwriting discounts and commissions. None of the expenses listed below will be paid by the Selling Shareholders.

SEC registration fee.............................................  $  10,131
NASD filing fee..................................................      3,438
Nasdaq additional listing fee....................................     17,500
*Accounting fees and expenses....................................     25,000
*Legal fees and expenses.........................................     55,000
*Blue sky fees and expenses......................................      5,000
*Printing........................................................     80,000
*Transfer agent and registrar fees...............................      5,000
*Miscellaneous expenses..........................................      8,931
                                                                   ---------
    Total........................................................  $ 210,000
                                                                   ---------
                                                                   ---------

- ------------------------
*All expenses except SEC registration and NASD filing and listing fees are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Unless prohibited in a corporation's articles or bylaws, Minnesota Statutes 302A.521 requires indemnification of officers, directors, employees and agents, under certain circumstances, against judgments, penalties, fees, settlements and reasonable expenses (including attorney's fees and disbursements) incurred by such person in connection with a threatened or pending proceeding with respect to the acts or omissions of such person in his or her official capacity. The general effect of Minnesota Statutes 302A.521 is to reimburse (or pay on behalf of) directors and officers of the Registrant any personal liability that may be imposed for certain acts performed in their capacity as directors and officers of the Registrant, except where such persons have not acted in good faith. The officers and directors of the Registrant have entered into indemnification agreements with the Registrant.

    The Bylaws of the Registrant provide for such indemnification to the maximum extent permitted by Minnesota Statutes. The Registrant has purchased insurance covering the liability of its directors and officers.

    Under Section 8 of the Underwriting Agreement filed as Exhibit 1 hereto, the Underwriters and the Selling Shareholders agree to indemnify, under certain conditions, the Registrant, its directors, certain of its officers and persons who control the Registrant within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

ITEM 16.  EXHIBITS

  NUMBER                                 DESCRIPTION
- -----------  --------------------------------------------------------------------
       1     Form of Underwriting Agreement
       4.1   Articles of Incorporation of the Registrant as amended and  restated
              to date (i)
       4.2   Bylaws of the Registrant as amended and restated to date (ii)
       5     Opinion of Dorsey & Whitney P.L.L.P.
      23.1   Consent of Deloitte & Touche LLP, Independent Public Accountants
      23.2   Consent of Dorsey & Whitney P.L.L.P. (included in Exhibit 5)
      24     Powers of Attorney (included on signature page)

- ------------------------
(i) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 1994, filed with the Commission on October 28, 1994.

(ii) Incorporated by reference to Amendment No. 1 to the Registrant's Registration Statement on Form S-2, filed with the Commission on August 9, 1994.

ITEM 17.  UNDERTAKINGS

    A. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    B.  The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on August 21, 1995.

                                          POSSIS MEDICAL, INC.

                                          By: /s/ ROBERT G. DUTCHER
                                             -----------------------------------
                                              Robert G. Dutcher
                                              PRESIDENT AND CHIEF EXECUTIVE
                                              OFFICER

                               POWER OF ATTORNEY

    KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert G. Dutcher and Irving R. Colacci, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting upon said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed below on August 21, 1995 by the following persons in the capacities indicated:

                    SIGNATURE                                  TITLE
- --------------------------------------------------  ----------------------------
                                                    President, Chief Executive
              /s/ ROBERT G. DUTCHER                  Officer and Director
   --------------------------------------------      (principal executive
                Robert G. Dutcher                    officer)

              /s/ RUSSEL E. CARLSON                 Chief Financial Officer
   --------------------------------------------      (principal financial and
                Russel E. Carlson                    accounting officer)

                 /s/ DEAN BELBAS
   --------------------------------------------     Director
                   Dean Belbas

             /s/ SEYMOUR J. MANSFIELD
   --------------------------------------------     Director
               Seymour J. Mansfield

          /s/ DEMETRE M. NICOLOFF, M.D.
   --------------------------------------------     Director
            Demetre M. Nicoloff, M.D.

                /s/ ANN M. POSSIS
   --------------------------------------------     Director
                  Ann M. Possis

                /s/ JOE A. WALTERS
   --------------------------------------------     Director
                  Joe A. Walters

             /s/ DONALD C. WEGMILLER
   --------------------------------------------     Director
               Donald C. Wegmiller

                                 EXHIBIT INDEX

                                                                                                            SEQUENTIAL
  NUMBER                                            DESCRIPTION                                             PAGE NUMBER
- -----------  ------------------------------------------------------------------------------------------  -----------------
       1     Form of Underwriting Agreement............................................................
       5     Opinion of Dorsey & Whitney P.L.L.P.......................................................
      23.1   Consent of Deloitte & Touche LLP, Independent Public Accountant...........................